Exhibit 2.3

AGREEMENT FOR THE PURCHASE AND SALE OF ASSETS

by and between

MOSYS, INC.

(“Purchaser”)

and

PRISM CIRCUITS, INC.

(“Seller”)

dated as of June 5, 2009

i

(continued)

(continued)

(continued)

EXHIBITS

Exhibit A	Form of Non-Competition Agreement

Exhibit B	Form of Share Control Agreement

AGREEMENT FOR THE PURCHASE AND SALE OF ASSETS

THIS AGREEMENT FOR THE PURCHASE AND SALE OF ASSETS (this “Agreement”) is made as of June 5, 2009 by and between Prism Circuits, Inc., a Delaware corporation, having its principal office at 2560 Mission College Blvd., Suite 102, Santa Clara, CA 95054 (“Seller”), and MoSys, Inc., a Delaware corporation, having its principal office at 755 N. Mathilda Avenue, Sunnyvale, CA 94085 (“Purchaser”).

RECITALS

A.            Seller and its Subsidiaries are engaged in the business of designing, developing and licensing integrated circuit design technology and providing related services (the “Acquired Business”).

B.            Seller and its Subsidiaries own certain assets relating to, necessary for or material to the Acquired Business and Seller desires to sell, transfer, convey and assign to Purchaser the specified assets and operations of the Acquired Business described in this Agreement for the purchase price and upon the terms and subject to the conditions contained in this Agreement,  and Purchaser desires to purchase such assets from Seller and its Subsidiaries for the purchase price and upon the terms and subject to the conditions contained in this Agreement.

NOW THEREFORE, in consideration of the mutual agreements and covenants contained in this Agreement and intending to be legally bound by this Agreement, the parties to this Agreement hereby agree as follows:

1.             Definitions

1.1          Defined Terms.  For the purposes of this Agreement, the following words and phrases shall have the following meanings:

“Accounts Payable” has the meaning assigned by Section 2.3(a).

“Accounts Receivable” has the meaning assigned by Section 2.1(f).

“Acquired Assets” has the meaning assigned by Section 2.1.

“Acquired Business” has the meaning assigned by Recital A.

“Acquired Corporation IP” shall mean all worldwide proprietary information and intellectual property rights of Seller and its Subsidiaries that relate to or are used in the Acquired Business, including, without limitation:  (i) all patents, patent rights, copyrights and works of authorship in any media (including, without limitation, computer programs, software and applications therefor (including, without limitation, source code and object code, development documentation, programming tools, drawings, specifications, test software, laser programs, sort programs, packaged unit test programs, characterization programs and data)), labels and other trade rights, product displays, know-how, inventions, invention disclosures, discoveries, improvements, designs, design rights, masks, mask works, circuit designs, algorithms, behavior models, hardware description language models, proprietary design tools, tooling, dies, molds, layouts, test keys, cells, databases, libraries, customer lists, trade secrets, technology, formulae, recipes, shop rights, development work-in-process, graphics, artwork, photography, advertising and promotional materials, trademarks, service marks, trade names, brand names, domain names, logos, trade dress, source indicators, and other proprietary or confidential technology and information, in each case, (x) including, without limitation, all authors’, moral, common law and other rights to any of the foregoing, and (y) whether or not registrable, patentable or copyrightable; (ii) all Intellectual Property Rights in the Acquired Corporation Products, (iii) all Registered IP that is identified, or required to be identified, in Schedule 3.12(a), (iv) all development or deployment tools (including scripts and makefiles) developed by or on behalf of any Acquired Corporation, and (v) all other Intellectual Property and Intellectual Property Rights developed by or on behalf of any Acquired Corporation or in which any Acquired Corporation otherwise has, or purports to have, an ownership interest or exclusive rights.

“Acquired Corporation Products” shall mean and include (a) the design databases and documentation for all products, including, without limitation, all multi-protocol Serializer/ Deserializer, DDR2, DDR3 and DDR3/2 combo PHY macro designs, evaluation boards and product support deliverables designed, developed, licensed or sold by Seller and the directly-related Intellectual Property Rights, and (b) all Acquired Corporation Software.

“Acquired Corporation Software” shall mean and include all software or firmware (including microcode) that is incorporated into, or otherwise is or is a part of, any Acquired Corporation Product.

“Acquired Corporation Source Code” shall mean any source code, or any portion, aspect or segment of any source code for the Acquired Corporation Software.

“Acquired Corporations” shall mean, collectively, Seller, its Subsidiaries and their respective predecessors.

“Acquisition Proposal” has the meaning assigned by Section 5.8.

“Affiliate” of a Person means any Person controlling, controlled by, or under common control with, such Person.  For purposes of this definition, “control” means the power to direct the management and policies of a Person, whether through the ownership of voting securities, by agreement or otherwise.

“Agreement” has the meaning assigned by the introduction.

“Assigned Contracts” means all Contracts listed on Schedule 2.5.

“Assumed Liabilities” has the meaning assigned by Section 2.3.

“Business Consultants” has the meaning assigned by Section 3.11(a).

“Business Day” means a day that is not a Saturday, a Sunday or a statutory or civic holiday in California or any other day on which the principal offices of either Seller or Purchaser are closed, whether in accordance with established company policy or as a result of unanticipated events, and which began at 12:01 a.m. and ends at midnight on such day.

“Business Employees” means all Persons currently employed by Seller or its Subsidiaries and listed on Schedule 3.11(a).

“Business Records” has the meaning assigned by Section 2.1(g).

“Closing” has the meaning assigned by Section 2.6.

“Closing Date” has the meaning assigned by Section 2.6.

“Closing Date Net Working Capital” has the meaning assigned by Section 2.8(c).

“Closing Date Net Working Capital Statement” has the meaning assigned by Section 2.8(c).

“Closing Payment” has the meaning assigned by Section 2.7(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means the common stock, par value $0.0001 per share, of Seller.

“Common Stock Issuances” has the meaning assigned by Section 3.5.

“Confidential Information” has the meaning assigned by Section 6.3(a).

“Confidentiality Agreement” has the meaning assigned by Section 6.1.

“Consultant Confidentiality Agreements” has the meaning assigned by Section 3.11(b).

“Contract” means any agreement, contract, lease, license, promissory note, conditional sales contract, indenture, mortgage, deed of trust, commitment, undertaking, instrument or arrangement of any kind, whether or not in writing, under which (in each case) any obligation is legally enforceable against any Person, asset or right.  Without limiting the generality of the foregoing, any agreement, commitment, undertaking or arrangement of any kind with a Governmental Body shall constitute a “Contract” whether it was entered into voluntarily or pursuant to applicable law or in settlement of a claim or possible claim by such Governmental Body, or otherwise.

“Earn-out Payment” has the meaning assigned by Section 2.7(c)(i).

“Earn-out Milestones” has the meaning assigned by Section 2.7(c)(ii).

“Employee Confidentiality Agreements” has the meaning assigned by Section 3.11(b).

“Employee Employment Agreements” has the meaning assigned by Section 3.11(c).

“Employee Plan” has the meaning assigned by Section 2.4(e).

“Encumbrance” means any encumbrance of any kind whatsoever, including, without limitation, any security interest, mortgage, deed of trust, lien, judgment, hypothecation, pledge, Tax lien, rent, assessment, mechanic’s or materialmen’s lien, assignment, easement, servitude, right-of-way, restriction, tenancy, encroachment or burden or any other right, license or claim of any Third

Party affecting the Acquired Assets or any restrictive covenant or other agreement, restriction or limitation on the ownership, use or disposition of any Acquired Assets.

“Estimated Net Working Capital” has the meaning assigned by Section 2.8(b).

“Estimated Net Working Capital Statement” has the meaning assigned by Section 2.8(b).

“Excluded Assets” has the meaning assigned by Section 2.2.

“Excluded Liabilities” has the meaning assigned by Section 2.4.

“Exclusivity Period” has the meaning assigned by Section 5.8.

“Fixed Assets” has the meaning assigned by Section 2.1(d).

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Body” means any court, government (foreign, federal, state or local), department, commission, board, agency, bureau, official or other regulatory, administrative or governmental authority.

“Governmental Permits” means all governmental permits and licenses, certificates of inspection, approvals or other authorizations issued to Seller or any of its Subsidiaries by a Governmental Body which are necessary or desirable for the use, enjoyment or exploitation of, or other derivation of the benefits from, the Acquired Assets.

“Indemnified Party” means the party seeking indemnification under Article 8 and any director, officer, stockholder, Affiliate or any successors or assignees of such party.

“Indemnifying Party” means the party against whom indemnification under Article 8 is sought.

“Independent Accounting Firm” has the meaning assigned by Section 2.8(d).

“Infringement Claim” has the meaning assigned by Section 8.4(a).

“Intellectual Property Rights” shall mean and include all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, and mask works; (b) trademark and trade name rights and similar rights (including domain name registrations); (c) trade secret rights; (d) patents and industrial property rights; (e) other proprietary rights in intellectual property of every kind and nature; and (f) all registrations, renewals, extensions, combinations, divisions, or reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(e)” above.

“IRS” means the U.S. Internal Revenue Service.

“Key Employees” has the meaning assigned by Section 7.1(l).

“Losses” has the meaning assigned by Section 8.2(a).

“March 31,  2009 Balance Sheet” has the meaning assigned by Section 3.13(a).

“Material Adverse Effect” means any fact, change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, that is or would reasonably be expected to have a material adverse effect on the Acquired Business, or the condition (financial or otherwise), results of operations or prospects of the Acquired Business, or on the ability of Purchaser or Seller to consummate the transactions contemplated in this Agreement or in the Other Transaction Documents; provided, however that Material Adverse Effect shall not be deemed to include the impact of (a) the implementation of changes in GAAP or interpretations thereof, including, without limitation, changes in revenue recognition policies, (b) actions or omissions of Seller taken or permitted in accordance with the provisions of this Agreement or with the prior written consent of Purchaser, and (c) changes affecting the general economic, financial or political conditions, to the extent such changes do not have a materially disproportionate impact on Seller and its Subsidiaries, taken as a whole, relative to other comparable companies.

“Net Working Capital” has the meaning assigned by Section 2.8(a).

“Net Working Capital Adjustment Amount” has the meaning assigned by Section 2.8(b)

“Net Working Capital Statement” has the meaning assigned by Section 2.8(a).

“Net Working Capital Target” has the meaning assigned by Section 2.8(a).

“Net Working Capital Statement” has the meaning assigned by Section 2.8(a).

“Nonassignable Contracts” has the meaning assigned by Section 2.9.

“Non-Paying Party” has the meaning assigned by Section 5.6(c).

“Non-Transfer Tax Paying Party” has the meaning assigned by Section 2.10.

“Other Personal Property” has the meaning assigned by Section 2.1(d).

“Other Transaction Documents” means the Non-Competition Agreements and the instruments of transfer or conveyance contemplated by and delivered at the Closing pursuant to Article 7 hereof.

“Outstanding Options” has the meaning assigned by Section 3.5.

“Paying Party” has the meaning assigned by Section 5.6(c).

“Permitted Encumbrances” means (i) Encumbrances for Taxes that are not yet due and payable, (ii) Encumbrances to secure obligations to landlords, lessors or rentors under leases or rental agreements (all of which Encumbrances are listed on Schedule 3.6), (iii)  Encumbrances made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable law, (iv) Encumbrances in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like items, (v) Encumbrances in favor of customers and revenue authorities arising as a matter of applicable law to secure payments of customs duties in connection with the importation of goods, (vi) the lien of General Electric Capital Corporation on all equipment leased to or financed by Seller pursuant to the Equipment Lease Agreement No. 84178666-001 which is further described in Schedule 3.6, and (vii) any Encumbrances that do not materially and adversely affect Purchaser’s use, enjoyment or exploitation of, or otherwise derive the benefits from, any Acquired Assets and are listed on Schedule 3.6.

“Person” means any individual, corporation, partnership, firm, association, joint venture, joint stock company, trust or other entity, or any government or regulatory, administrative or political subdivision or agency, department or instrumentality thereof.

“Phantom Stock Plan” has the meaning set forth in Section 3.22(c).

“Prism India” shall mean Prism Circuits India Private Limited, a company formed under the laws of India.

“Proceeding” shall mean any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Purchase Price” has the meaning assigned by Section 2.7(a).

“Purchaser” has the meaning assigned by the introduction.

“Purchaser Group” has the meaning assigned by Section 5.1(a).

“Purchaser’s Proposed Calculations” has the meaning assigned by Section 2.8(c).

“Registered IP” shall mean all Intellectual Property Rights that are registered or filed with, or issued under the authority of, any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks and all applications for any of the foregoing.

“Remaining Disputed Items” has the meaning assigned by Section 2.8(d).

“SEC” means the Securities and Exchange Commission.

“Securities Act” has the meaning assigned by Section 3.5.

“Seller” has the meaning assigned by the introduction.

“Seller’s Proposed Calculations” has the meaning assigned by Section 2.8(d).

“Stockholder” means a stockholder of Seller.

“Straddle Period Taxes” has the meaning assigned by Section 5.6(c).

“Subsidiary” means any Person (other than an individual) in which another Person (other than an individual), or the ultimate parent of such other Person, owns directly or indirectly more than

50 percent of the total voting power for purposes of electing directors or other managers or more than 50 percent of the partnership interests in the case of a partnership.

“Tangible Personal Property” means the Fixed Assets and Other Personal Property.

“Tax” or “Taxes” means, or shall refer or relate to, any and all taxes, charges, fees, levies, imposts and other assessments, including, without limitation, all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, excise, franchise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments or similar charges in the nature of a tax including, without limitation, unemployment and employment insurance payments and workers’ compensation premiums, together with any installments with respect thereto, and any interest, fines and penalties imposed by any Governmental Body (including, without limitation, federal, state, provincial, municipal and foreign governmental authorities), and whether disputed or not.

“Third Party” means any Person not an Affiliate of the other referenced Person or Persons; provided that, as used in Sections 8.2, 8.3, 8.5 and 8.7, the term “Third Party” shall be deemed to include and refer to an Affiliate of the Indemnifying Party.

“Third-Party Claim” has the meaning assigned by Section 8.3(a).

“Transfer Taxes” has the meaning assigned by Section 2.10.

“Transfer Tax Paying Party” has the meaning assigned by Section 2.10.

“Unaudited Financials” has the meaning assigned by Section 3.13(a).

“Updated Disclosure Schedule” has the meaning assigned by Section 7.1(a).

1.2          Other Definitional and Interpretive Matters.  Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(a)           Calculation of Time Period.  When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.  If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(b)           Gender and Number.  Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa;

(c)           Headings.  The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.  All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(d)           Knowledge of Seller.  “Seller’s knowledge” and “knowledge of Seller,” with respect to any fact or matter in question, shall be deemed to exist to the extent that either Sundari

Mitra or Samir Mitra is actually aware or should, upon making due inquiry, be aware of such fact or matter.

(e)           Schedules and Exhibits.  The Schedules and Exhibits attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim in this Agreement.

2.             Purchase and Sale of Assets.

2.1          Acquired Assets.  Upon the terms and subject to the conditions of this Agreement and in reliance on the representations and warranties contained in this Agreement, on the Closing Date, Seller, on behalf of itself and its Subsidiaries, agrees to sell, transfer, assign, convey and deliver to Purchaser, and Purchaser agrees to purchase, acquire and accept from Seller and its Subsidiaries, all of Seller’s and its Subsidiaries’ right, title and interest (whether beneficial or of record) in, to and under the Acquired Assets as the same shall exist on the Closing Date, free and clear of any Encumbrance (other than Permitted Encumbrances).  For purposes of this Agreement and except as otherwise provided in Section 2.2, “Acquired Assets” shall mean all assets, properties and rights set forth or described in subsections (a) through (l) below, inclusive, subject in each and every case to such modification and changes to the identified Schedules as are agreed to by the parties, consistent with the terms of this Agreement and are necessary to reflect all of the Acquired Assets as of the Closing Date, including, without limitation:

(a)           all cash, cash equivalents and short-term investments of Seller;

(b)           all intangible rights and property of Seller, including the Acquired Corporation IP, goodwill and telephone, telecopy and e-mail lists;

(c)           all of Seller’s and its Subsidiaries’ rights under all Assigned Contracts;

(d)           any and all furniture, fixtures, improvements, laboratory and other equipment (including office equipment), machinery, parts, computer hardware, tools and all other tangible personal property that is used in the Acquired Business, including those set forth on Schedule 2.1(d) (collectively, the “Fixed Assets”);

(e)           all software design tools, supplies and other tangible personal property (including, without limitation, test boards, load boards, probe cards and burn-in boards), wherever located, used or held for use in the Acquired Business, including those set forth on Schedule 2.1(e), but not including any equipment or machinery (collectively, the “Other Personal Property”);

(f)            all trade accounts receivable and other rights to payment from customers of Seller and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of Seller, all other accounts or notes receivable of Seller and the full benefit of all security for such accounts or notes and any claim, remedy or other right related to any of the foregoing (collectively, the “Accounts Receivable”);

(g)           all books and records of Seller and its Subsidiaries (including, without limitation, all Contracts, reports of examination and other records and information, including, without limitation, on discs, tapes and other data-storing media) relating to the operations of Seller or the Acquired Business (collectively, “Business Records”), other than records that Seller is required by law to retain;

(h)           all claims of Seller against third parties relating to the Acquired Business, whether choate or inchoate, known or unknown, contingent or noncontingent, including, without limitation, the right to receive all proceeds and damages therefrom, to the extent transferable to Purchaser;

(i)            all Governmental Permits, to the extent transferable to Purchaser;

(j)            all rights of Seller relating to deposits and prepaid expenses (including, without limitation, prepaid software and software maintenance), claims for refunds and rights to offset in respect thereof;

(k)           all outstanding shares of Prism India held by Seller; and

(l)            all goodwill of or relating to any of the foregoing, together with the right to represent to Third Parties that Purchaser is the owner to any and all of the forgoing.

2.2          Excluded Assets.  Notwithstanding anything to the contrary in this Agreement, Seller shall retain and not transfer, and Purchaser shall not purchase or acquire, any of the following assets, properties or rights of Seller or its Subsidiaries (collectively, the “Excluded Assets”):

(a)           all of the Contracts designated in Schedule 2.2(a);

(b)           the property and assets expressly designated in Schedule 2.2(b);

(c)           Seller’s corporate, financial and operational records designated in Schedule 2.2(c); and

(d)           all deposits and pre-payments directly related to Excluded Liabilities.

2.3          Assumed Liabilities.  On the terms and subject to the conditions and exceptions contained in this Agreement, as of the Closing Date, Purchaser agrees to assume only the following liabilities of Seller and its Subsidiaries (collectively, the “Assumed Liabilities”):

(a)           any trade account payable (other than a trade account payable to any Stockholder or employee of Seller) (i) reflected on the April 30, 2009 Balance Sheet and set forth in Schedule 2.3(a) that remains unpaid as of the Closing Date or (ii) incurred by Seller in the ordinary course of business between the date of the April 30, 2009 Balance Sheet  and the Closing Date that remains unpaid as of the Closing Date (collectively, the “Accounts Payable”);

(b)           any accrued liability to be settled in cash (other than accrued liabilities relating to Taxes, insurance, vacation or paid time off or any other Excluded Liability) (i) reflected on the April 30, 2009 Balance Sheet and set forth in Schedule 2.3(b) that remains unpaid as of the Closing Date or (ii) incurred by Seller in the ordinary course of business between the date of the April 30, 2009 Balance Sheet  and the Closing Date that remains unpaid as of the Closing Date;

(c)           any obligations that accrue and are required to be performed after the Closing Date under the Assigned Contracts (other than any liability arising out of or relating to a breach that occurred on or prior to the Closing Date);

(d)           any liability to Seller’s customers incurred by Seller in the ordinary course of business for nondelinquent orders outstanding on the Closing Date and reflected on Seller’s books (other than any Liability arising out of or relating to a breach that occurred on or prior to the Closing Date); and

(e)           an accrued bonus payable to certain Business Employees in connection with Seller’s satisfaction of all of its delivery obligations relating to the “Final IP Release” under Seller’s Commercial License Agreement with Xilinx, Inc., to the extent such liability does not exceed $300,000.

Purchaser does not assume and will not be responsible or liable for any other liabilities of Seller or any of its Subsidiaries, including, without limitation, any Excluded Liabilities.

2.4          Excluded Liabilities.  Notwithstanding anything to the contrary contained in this Agreement, other than the Assumed Liabilities, Purchaser will not assume or be liable or otherwise be obligated to pay, perform or otherwise discharge, and Seller will retain and remain responsible for all of its debts, liabilities and obligations of any nature whatsoever with respect to any event, occurrence, circumstance or condition arising or occurring prior to or through the Closing (whether such liabilities become known prior to, on or after the Closing Date), whether accrued or unaccrued, whether absolute or contingent, whether known or unknown, whether due or to become due and whether related to the Acquired Assets or otherwise, and regardless of when asserted (collectively, the “Excluded Liabilities”).  The Excluded Liabilities shall include, without limitation, the following liabilities and obligations:

(a)           any liability under any Assigned Contract assumed by Purchaser pursuant to Section 2.5 that arises after the Closing Date but that arises out of or relates to any breach or delinquency in performance that occurred prior to the Closing Date, specifically excluding routine warranty work consistent with past practice and in accordance with the terms of Assigned Contracts with customers of Seller;

(b)           any liability for Taxes, including (A) any Taxes arising as a result of Seller’s operation of its business or ownership of the Assets prior to the Closing Date, (B) any Taxes that will arise as a result of the sale of the Assets pursuant to this Agreement (except as set forth in Section 2.10) and (C) any deferred Taxes of any nature;

(c)           any liability under any Contract not assumed by Purchaser under Section 2.5;

(d)           any and all environmental and occupational health and safety liabilities arising out of or relating to the operation of Seller’s business or Seller’s leasing, ownership or operation of real property;

(e)           any liability under or relating to payroll, vacation, sick leave, workers’ compensation, unemployment benefits, pension benefits, employee stock option or profit-sharing plans (including, without limitation, Seller’s 2006 Stock Incentive Plan), health care plans or benefits or any other employee plans or benefits of any kind for Seller’s employees or former employees or both (collectively, “Employee Plans”), except as provided in Section 2.11(b);

(f)            any liability under any employment, severance, retention or termination agreement with any employee of Seller or any of its Subsidiaries;

(g)           any liability to distribute to any of Seller’s stockholders or otherwise apply all or any part of the consideration received hereunder;

(h)           any liability arising out of any Proceeding pending as of the Closing Date or commenced after the Closing Date and arising out of or relating to any occurrence or event happening prior to the Closing Date;

(i)            any liability arising out of or resulting from Seller’s compliance or noncompliance with any judgment, decree or order of any Governmental Body; and

(j)            any liability of Seller based upon Seller’s acts or omissions occurring after the Closing Date.

2.5          Assumption of Assigned Contracts.  At the Closing, Seller shall assign to Purchaser all of Seller’s and its Subsidiaries’ rights, and Purchaser shall agree to assume all of the Assumed Liabilities (which have not been waived or excused prior to the Closing Date), under each of the Assigned Contracts.  On Schedule 2.5, each Assigned Contract is identified by the date of the Assigned Contract and the other Person(s) party to such Assigned Contract(s).  To the extent any such information set forth on Schedule 2.5 is later determined by Seller to be inaccurate in any material respect, Seller shall promptly notify Purchaser of any such inaccuracy.

2.6          Closing Date.  Upon the terms and subject to the satisfaction of the conditions specified in Article 7 of this Agreement, the closing of the sale of the Acquired Assets and the assumption of the Assumed Liabilities contemplated by this Agreement (the “Closing”) shall occur at the offices of Bingham McCutchen LLP at 1900 University Avenue, East Palo Alto, California within three Business Days after all the conditions specified in Article 7 have been satisfied or waived (other than the conditions with respect to actions the respective parties to this Agreement will take at the Closing itself), or at such other place, time and date as Seller and Purchaser may agree upon in writing (such date and time being referred to in this Agreement as the “Closing Date”).

2.7          Purchase Price.

(a)           Purchase Price.  The consideration for the Assets (the “Purchase Price”) will be up to (a) Twenty-one Million Five Hundred Thousand Dollars ($21,500,000), plus or minus the Net Working Capital Adjustment Amount determined in accordance with Section 2.8, and (b) the assumption of the Assumed Liabilities, subject to the terms and conditions of this Section 2.7.

(b)           Closing Payment.  At the Closing, Purchaser shall deliver to Seller by wire transfer in immediately available funds a portion of the Purchase Price (the “Closing Payment”) equal to Fifteen Million Dollars ($15,000,000) of the Purchase Price, plus or minus the Net Working Capital Adjustment Amount determined in accordance with Section 2.8.

(c)                                  Earn-Out.

(i)                                     Six Million Five Hundred Thousand Dollars ($6,500,000) of the Purchase Price (the “Earn-out Payment”) shall not be payable to Seller at Closing but shall instead be payable to Seller (subject to Purchaser’s right of set-off under, and to the extent provided in, Section 8.5 hereof) on or around the first anniversary of the Closing Date, subject to the terms and conditions of this Section 2.7(c).

(ii)                                  The Earn-out Payment (or a portion thereof) shall become due and payable contingent upon the achievement by Purchaser of certain milestones as set forth on Schedule 2.7(c) hereto (the “Earn-out Milestones”) on or prior to the first anniversary of the Closing Date, as determined by Purchaser in its reasonable judgment and in accordance with the standards and methodology set forth in Schedule 2.7(c).  Purchaser shall deliver to Seller by wire transfer in immediately available funds any portion of the Earn-out Payment so determined to be due and payable to Seller (net of any amount set off by Purchaser pursuant to Section 2.8 or 8.5 hereof) on or promptly following the first anniversary of the Closing Date.

(iii)                               Not later than 30 days prior to the first anniversary of the Closing Date, Purchaser shall provide written notice to Seller of its determination as to whether each of the Earn-out Milestones have been achieved as of such date and, with respect to any unachieved Earn-out Milestone(s), a detailed description of the deficiency or deviation.  In the event that Seller contests Purchaser’s determination, Seller shall provide written notice to Purchaser identifying the disputed Earn-Out Milestone(s) and the basis for Seller’s dispute not later than 20 days following Seller’s receipt of Purchaser’s determination.  The parties shall cooperate and attempt to resolve any disputes in good faith and in a manner that could not reasonably be expected to materially impair the operations or value of the Acquired Business.

(iv)                              Purchaser shall use commercially reasonable efforts to provide any and all resources necessary or appropriate, in Purchaser’s judgment, to allow Purchaser to achieve the Earn-out Milestones by the first anniversary of the Closing Date.

2.8                               Net Working Capital Adjustment.

(a)                                  The target value (the “Net Working Capital Target”) of Net Working Capital (as defined below) as of the Closing Date shall be determined as set forth in the statement attached hereto as Schedule 2.8(a)(i) (the “Net Working Capital Target Statement”).  For purposes of this Agreement, the term “Net Working Capital” means the book value of the cash, cash equivalents and short-term investments, trade accounts receivables and prepaid assets of Seller (net of allowances for bad debt), less the book value of the accounts payables and accrued liabilities of Seller, in each case as set forth in Schedule 2.8(a)(i), subject to the following provisions:

(i)                                     Net Working Capital shall not include any Excluded Assets; and

(ii)                                  no Excluded Liabilities shall be deducted in calculating Net Working Capital.

An example of the determination of Net Working Capital as of the Closing Date is set forth in Schedule 2.8(a)(ii).

(b)                                 Seller shall deliver to Purchaser on or one day prior to the Closing Date a statement (the “Estimated Net Working Capital Statement”) setting forth Seller’s good faith estimation of the Net Working Capital of Seller (the “Estimated Net Working Capital”) as of the Closing Date, along with Seller’s calculations of the Estimated Net Working Capital.  The Estimated Net Working Capital Statement shall be prepared on a basis consistent with the preparation of, and shall be substantially identical to the form of, the Net Working Capital Target Statement.  The Closing Payment shall be increased to the extent of any excess of the Estimated Net Working Capital above the Net Working Capital Target or reduced to the extent any excess of the Net Working Capital Target above the Estimated Net Working Capital (the “Net Working Capital Adjustment Amount”), in accordance with Section 2.7(b).

(c)                                  Purchaser shall prepare and deliver to Seller, no later than 60 days following the Closing Date, a statement of the Net Working Capital of Seller as of the Closing Date (the “Closing Date Net Working Capital”, with such statement referred to as the “Closing Date Net Working Capital Statement”), setting forth Purchaser’s calculations of the Closing Date Net Working Capital (“Purchaser’s Proposed Calculations”).  The Closing Date Net Working Capital Statement shall be prepared on a basis consistent with the preparation of, and shall be substantially identical to the form of, the Net Working Capital Target Statement.  Within 30 days after receipt of the Closing Date Net Working Capital Statement, Seller shall notify Purchaser in writing of its agreement or disagreement with the Closing Date Net Working Capital Statement and the accuracy of Purchaser’s Proposed Calculations (including its own calculations of the Closing Date Net Working Capital in such notice (“Seller’s Proposed Calculations”), if it disagrees with Purchaser).  If Seller does not so dispute within such period, the Closing Date Net Working Capital Statement and Purchaser’s Proposed Calculations shall become final and binding for purposes of paragraph (d) below.  If Seller timely disputes any such aspect of the Closing Date Net Working Capital Statement or the amount of any of Purchaser’s Proposed Calculations, then Seller and Purchaser shall select a nationally recognized independent accounting firm (the “Independent Accounting Firm”), as agreed to by Purchaser and Seller, or, in the absence of such agreement, shall select Grant Thornton LLP, to resolve the remaining disputed items (the “Remaining Disputed Items”) by conducting its own review and test of the Closing Date Net Working Capital Statement and thereafter selecting either Purchaser’s Proposed Calculations or Seller’s Proposed Calculations of the Remaining Disputed Items.  Purchaser and Seller agree that they shall be bound by the determination of the Remaining Disputed Items by the Independent Accounting Firm.  The fees and expenses of the Independent Accounting Firm shall be paid one-half by Purchaser and one-half by Seller.

(d)                                 Upon final determination pursuant to paragraph (c) of this Section 2.8 of the Closing Date Net Working Capital: (i)  in the event that the Closing Date Net Working Capital is less than the Estimated Net Working Capital, Seller shall, within 10 business days, pay Purchaser an amount equal to the deficiency; and (ii) in the event that the Closing Date Net Working Capital is more than the Estimated Net Working Capital, Purchaser shall, within 10 business days, pay Seller an amount equal to the excess.  Purchaser may recover any amount due and payable to Purchaser under this Section 2.8(d) by setting off such amount against any portion of the Earn-Out Payment otherwise due and payable to Seller under Section 2.7(c).

2.9                               Nonassignable Contracts.  Nothing in this Agreement shall be construed as an attempt or agreement to assign any Acquired Asset which by its terms or by law is nonassignable, or is nonassignable without the consent of any Third Party, including, without limitation, the Assigned Contracts listed in Schedule 2.9 (the “Nonassignable Contracts”).  Unless and until the necessary consents are obtained for the assignment of the Nonassignable Contracts:  (a) Seller agrees to cooperate with Purchaser and use Seller’s reasonable best efforts to promptly obtain such consents for the Nonassignable Contracts listed in Schedule 2.9(a) and, if requested by Purchaser, the Nonassignable Contracts listed in Schedule 2.9(b), in each case at Seller’s expense (provided that Seller shall not be responsible for the payment of any fees not required by the terms of the Nonassignable Contract in connection with its assignment); (b)  Seller and Purchaser shall cooperate with each other in any reasonable and lawful arrangements designed to permit Purchaser to enjoy the rights and benefits of Seller (including, without limitation, the enforcement for the benefit of Purchaser of any and all rights of Seller against a third party thereunder), and to perform the obligations of Seller (including, without limitation, any payment obligations), under the Nonassignable Contracts listed in Schedule 2.9(a) and, if requested by Purchaser, the Nonassignable Contracts listed in Schedule 2.9(b), in each case at Purchaser’s expense (provided that Seller shall be responsible for any fees required by the terms of a Nonassignable Contract in connection with its assignment); and (c) Seller appoints Purchaser as its attorney-in-fact to act in its name on its behalf with respect to such  Nonassignable Contracts.  Subject to the performance by Seller of its obligations under this Section 2.9, Purchaser agrees to indemnify, defend and hold harmless the Seller Indemnified Parties from and against any and all liability, damages, judgments, fines, penalties, amounts paid in settlement and any other amounts suffered by the Seller Indemnified Parties (including attorneys’ fees) that arise out of or result from the failure to obtain the required Third Party consent to the assignment of any of the Nonassignable Contracts set forth in Schedule 2.9.

2.10                        Taxes.  Each of Seller and Purchaser agrees to pay 50% of all applicable foreign, federal, state and local sales, transfer, excise, value added, use, duties, stamp fees, tariffs or other similar Taxes and all recording and filing fees (collectively, the “Transfer Taxes”), whether levied on Seller or Purchaser, that are payable by reason of the sales, transfers, leases, rentals, licenses and assignments contemplated by this Agreement.  The party required by law to pay such Transfer Taxes (the “Transfer Tax Paying Party”), to the extent such payment exceeds the obligation of the Transfer Tax Paying Party hereunder, shall provide the other party (the “Non-Transfer Tax Paying Party”) with proof of payment, and within ten (10) days of receipt of such proof of payment, the Non-Transfer Tax Paying Party shall reimburse the Transfer Tax Paying Party for the Non-Transfer Tax Paying Party’s share of such Transfer Taxes.  The party required by law to file a tax return with respect to the Transfer Taxes shall do so within the time period prescribed by law.  Purchaser and Seller shall cooperate in order to reduce the amount of such Transfer Taxes.  Such cooperation shall include, without limitation, (i) delivery of appropriate resale certificates by Purchaser to Seller, (ii) the parties hereto obtaining applicable exemption certificates, and (iii) Seller using commercially reasonable efforts to transfer the Acquired Assets to Purchaser by remote electronic transmission or other reasonable means of transferring assets capable of being so transferred in other tangible form.

2.11                        Option Plan and Phantom Stock Units.

(a)                                  No Assumption of Seller’s Plans.  For the avoidance of doubt, Purchaser shall not assume Seller’s 2006 Incentive Stock Plan or any other Employee Plan of Seller or any obligations or liabilities thereunder, nor shall Purchaser be required to assume or grant substitute awards for any stock options or other awards outstanding under Seller’s 2006 Incentive Stock Plan or any other Employee Plan of Seller.

(b)                                 Prism India’s Phantom Stock Plan.  Purchaser agrees and acknowledges that Purchaser shall be responsible for the payment of any amounts due and payable to employees of Prism India from time to time under the Phantom Stock Plan.

2.12                        Purchase Price Allocation.  Seller and Purchaser agree that the Purchase Price shall be allocated among the Acquired Assets in accordance with the principles and methodology set forth in Schedule 2.12 and as mutually agreed upon by the parties.  In any Proceeding related to the determination of any Tax, neither Purchaser nor Seller shall contend or represent that such allocation is not a correct allocation.

3.                                      Representations and Warranties of Seller.  Seller represents and warrants to Purchaser that, as of the date of this Agreement, each of the statements set forth in this Article 3 is true and correct in all respects, except as qualified by the disclosures made in this Agreement or as set forth in the attached schedules (which disclosures shall be deemed to qualify only the identified Section of this Article 3 and any other Section of this Article 3 that requires the same information without modification or additional explanation in order to provide effective notice of the nature and significance of the qualification).

3.1                               Organization and Authority.  Seller is a corporation duly organized, validly existing and in good standing under the laws of Delaware.  Seller has full corporate power to execute and deliver this Agreement and the Other Transaction Documents required to be executed by it and to effect the transactions contemplated by this Agreement and such Other Transaction Documents, and the execution, delivery and performance of this Agreement and the Other Transaction Documents by Seller have been duly authorized by all necessary corporate action on the part of Seller, and no other action on the part of Seller is necessary to authorize this Agreement or the Other Transaction Documents or the consummation of the transactions contemplated by this Agreement and the Other Transaction Documents.  Seller and its Subsidiaries have all corporate power and authority necessary to operate the Acquired Business.

3.2                               Authorization; Binding Obligation.  This Agreement and the Other Transaction Documents to which Seller or any of its Subsidiaries is a party or otherwise is responsible for delivery under this Agreement have been duly executed and/or delivered, as applicable, by Seller or such subsidiaries, and such agreements constitute the valid and legally binding obligations of Seller, enforceable against it in accordance with their terms, except to the extent that enforcement of the rights and remedies created by this Agreement and such Other Transaction Documents may be limited by bankruptcy insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether such enforcement is sought in a proceeding in equity or at law).

3.3                               Subsidiaries and Joint Ventures.

(a)                                  Seller does not own directly or indirectly any capital stock of or other equity interest in any corporation, limited liability company, partnership or other business entity, except for the shares of Prism India described in Section 3.22

(b)                                 Except for Prism India, no other Affiliates or joint venture partners of Seller (a) are engaged in activities which are material to the use, manufacture or sale or offer for sale of any Acquired Products, (b) have entered into any Contract with Seller or any of its Subsidiaries with respect to any Acquired Corporation IP (including, without limitation, the use, distribution or license of such Acquired Corporation IP) or (c) own or have any other interest in any of the Acquired Assets.

3.4                               No Violations.

(a)                                  Except as set forth on Schedule 3.4(a), the execution, delivery and performance of this Agreement and the Other Transaction Documents by Seller and its Subsidiaries, and the consummation by Seller and its Subsidiaries of the transactions contemplated by this Agreement and such Other Transaction Documents, do not and will not:  (i) result in a breach or violation of any provision of Seller’s and its Subsidiaries’ articles of incorporation or by-laws (or other organizational documents), or in a material violation of any statute, rule, regulation or ordinance applicable to Seller or any of its Subsidiaries; or (ii) materially violate or result in a material breach of, or constitute a material occurrence of default (or an event that could reasonably be expected to, upon the passage of time or the giving of notice, or both, constitute a material occurrence of default) under any provision of, result in the acceleration or cancellation of any material obligation under, give rise to a right by any party to terminate or amend in any material respect its obligations under, or result in the loss of material rights, incurrence of material obligations or other material modification of terms under, any Assigned Contract; or (iii) materially violate any order, judgment, decree, rule or regulation of any court or any Governmental Body having jurisdiction over Seller, any of its Subsidiaries or the Acquired Assets.

(b)                                 No consent, approval, order or authorization of, or registration, declaration or filing with, any Person is required to be obtained or made by Seller and its Subsidiaries in connection with its execution and delivery of this Agreement and the Other Transaction Documents or its consummation of the transactions contemplated by this Agreement or such Other Transaction Documents, except for consents of Third Parties (as specifically listed in Schedule 3.4(b)) which are required to transfer or assign to Purchaser any Acquired Assets or assign the benefits of or delegate performance with regard to any Acquired Assets.

3.5                               Capitalization.  The authorized equity securities of Seller consist of 20,000,000 shares of Common Stock, of which 8,035,132 shares are issued and outstanding after repurchases of unvested stock by Seller immediately prior to the Closing Date (“Common Stock Issuances”), and Seller has reserved 9,000,000 shares of Seller’s Common Stock for issuance under the Second Amended and Restated 2006 Stock Incentive Plan (the “Plan”), 5,486,708 shares of which are subject to outstanding options granted under the Plan (“Outstanding Options”), in each case as of the date of the Agreement.  The Stockholders are and will be on the Closing Date the record and beneficial owners and holders of the shares owned by each of them.  Except for the Contracts related to the Common Stock Issuances and the Outstanding Options (copies of which have been made available to Purchaser), there are no outstanding subscriptions, options, rights, warrants, convertible securities, or other agreements or commitments obligating Seller to issue or to transfer from treasury any additional shares of its capital stock of any class.  None of the outstanding equity securities of Seller was issued in violation of the Securities Act of 1933, as amended (the “Securities Act”), or any other applicable laws.

3.6                               Title to Assets.  Except as set forth on Schedule 3.6, Seller and its Subsidiaries are the sole and exclusive owners of and have good and marketable title to, or a valid leasehold interest in, all of the tangible Acquired Assets, free and clear of any Encumbrances (other than Permitted Encumbrances).  Seller and its Subsidiaries own or have legal rights to use all of the intangible Acquired Assets, free and clear of any Encumbrance (other than Permitted Encumbrances).

3.7                               Sufficiency of Assets.  The Acquired Assets (a) constitute all of the assets, tangible and intangible, of any nature whatsoever, of Seller and its Subsidiaries that are necessary for the ownership and operation of the Acquired Business as presently conducted by Seller and its Subsidiaries and (b) include all of the operating assets of Seller.

3.8                               Tangible Personal Property.  The Tangible Assets that Seller and its Subsidiaries own, lease or use in the Acquired Business are being sold to Purchaser “AS IS” without representation or warranty.

3.9                               Real Property.  None of the Acquired Corporations own any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Schedule 3.9.

3.10                        Compliance With Laws; Litigation.  Except as set forth on Schedule 3.10, the Acquired Assets have been used by Seller and its Subsidiaries in compliance in all material respects with all applicable laws, rules, regulations, ordinances, decrees, orders, injunctions, judgments, permits and licenses of or from Governmental Bodies.  Except as set forth on Schedule 3.10, there have not been within the last four years any, and presently there are no pending Proceedings of any kind whatsoever asserted by any Third Parties or any governmental investigations or notices of violation or non-compliance under any permits or licenses or otherwise under applicable law pending or, to Seller’s knowledge, threatened against Seller or any of its Subsidiaries with regard to the Acquired Assets or the Acquired Business.

3.11                        Business Employees and Consultants

(a)                                  Schedule 3.11(a) is a complete and accurate list of all individuals employed by Seller or any of its Subsidiaries as of the date of this Agreement.  Schedule 3.11(a) also lists all consultants and independent contractors engaged by Seller or any of its Subsidiaries (“Business Consultants”) as of the date of this Agreement.  Schedule 3.11(a) identifies the position or scope of engagement, as applicable, held by each Business Employee or Business Consultant listed and employment commencement date for each Business Employee.

(b)                                 All current and former employees and consultants of Seller or any of its Subsidiaries with access to Acquired Corporation IP or other confidential or proprietary information of Seller and its Subsidiaries with respect to the Acquired Products have executed and delivered to Seller and its Subsidiaries agreements adequately protecting the confidentiality of such information, and assigning to Seller and its Subsidiaries all patents, proprietary inventions and other works developed by such employees and consultants in the course of performing their employment duties (all such agreements with employees, collectively, the “Employee Confidentiality Agreements”; and all such agreements with consultants, collectively, the “Consultant Confidentiality Agreements”).  Seller’s and its Subsidiaries’ standard forms of Employee Confidentiality Agreement and Consultant Confidentiality Agreements and any material modifications of them have been furnished to Purchaser.

(c)                                  Schedule 3.11(c) sets forth a complete and accurate list of all Business Employees who have executed and delivered to Seller and its Subsidiaries employment Contracts containing the terms and conditions of such Business Employees’ performance of their respective employment duties (collectively, the “Employee Employment Agreements”), all of which have been furnished to Purchaser.

(d)                                 Except as set forth on Schedule 3.11(d) each Business Employee of Seller is located in the United States, is a United States citizen or has permanent residency.

(e)                                  Schedule 3.11(e) sets forth the current salary, wages, commissions and bonuses paid or payable by Seller or any of its Subsidiaries to each Business Employee and Business Consultant.

(f)                                    Except as disclosed in Schedule 3.11(f), to Seller’s knowledge, there is no charge or claim alleging any unfair labor practice, wrongful termination, employment discrimination or any other illegal handling of any employment-related matter is currently pending or threatened against Seller or any of its Subsidiaries relating to any of the Business Employees or Business Consultants.

3.12                        Intellectual Property.

(a)                                  Registered IP.  Schedule 3.12(a) accurately identifies (i) each item of Registered IP in which any Acquired Corporation has an ownership interest of any nature (whether exclusively, jointly with another Person, or otherwise); (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number; and (iii) any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest.  Seller has delivered or made available to Purchaser complete and accurate copies of all applications, material correspondence, and other material documents related to each such item of Registered IP.

(b)                                 Inbound Licenses.  Schedule 3.12(b) (i) accurately identifies each Contract under which Intellectual Property Rights or Intellectual Property is licensed to any Acquired Corporation (other than any commercially available third-party software that (A) is licensed to the Acquired Corporations solely in executable or object code form pursuant to a non-exclusive, internal use software license, and (B) is not incorporated into, or used directly in the development, manufacturing, testing, distribution, or support of, any Acquired Corporations Product); and (ii) specifies whether the rights licensed to the Acquired Corporations are exclusive or non-exclusive.  Seller has delivered or made available to Purchaser an accurate and complete copy of each Contract identified, or required to be identified, in Schedule 3.12(b).

(c)                                  Outbound Licenses.  Schedule 3.12(c) accurately identifies each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in (i) any Intellectual Property Rights in any Acquired Corporation Products, (ii) any Acquired Corporation IP that is Registered IP, or (iii) any other Acquired Corporation IP that is material to the business of any Acquired Corporation.  For each of the Contracts required to be identified as set forth above, Schedule 3.12(c) identifies whether the rights granted are exclusive or nonexclusive.  Seller has delivered or made available to Purchaser an accurate and complete copy of each Contract identified, or required to be identified, in Schedule 3.12(c).  No Acquired Corporation is bound by, and no Acquired Corporation IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of any Acquired Corporation to use, exploit, assert, or enforce any Acquired Corporation IP, or compete or engage in any kind of business, anywhere in the world.

(d)                                 Other Commercial and IP Agreements.  Seller has delivered or made available to Purchaser a complete and accurate copy of (i) the most current version of the Acquired

Corporations’ standard terms of sale with respect to any semiconductor chip product or related services; (ii) the Acquired Corporations’ standard purchase terms for all technology licensing and related services; (iii) all Contracts (other than those identified in Schedule 3.12(c)) pursuant to which any Person has a currently enforceable or exercisable right to sublicense or otherwise transfer rights in any material Acquired Corporation IP to any other Person; (iv) each joint marketing, joint development, strategic alliance, and similar Contract to which any Acquired Corporation is a party and which is currently in effect; (v) each Contract that is currently in effect and provides for the licensing of technology or related services by any Acquired Corporation (other than individual purchase orders); and (vi) each distribution, reseller, sales representative, or other similar Contract for any Acquired Corporation Product that is currently in effect.  Schedule 3.12(d) accurately identifies each Contract described in clauses (iii), (iv), (v) and (vi) above.

(e)                                  Ownership Free and Clear.  The Acquired Corporations exclusively own all right, title, and interest to and in the Acquired Corporation IP (other than Intellectual Property Rights licensed to the Acquired Corporations, as identified in Schedule 3.12(b)) free and clear, to Seller’s knowledge, of any Encumbrances (other than licenses granted pursuant to the Contracts listed in Schedule 3.12(c) and Permitted Encumbrances).  Without limiting the generality of the foregoing:

(i)                                     Perfection of Rights.  To the knowledge of Seller, all documents and instruments necessary to vest or perfect the rights of the Acquired Corporations in the Acquired Corporation IP that is Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Body.

(ii)                                  Employees and Contractors.  Each Person who is or was an employee or contractor of any Acquired Corporation and who is or was involved in any material respect in the creation or development of any Acquired Corporation Product has signed a valid, enforceable Employee Confidentiality Agreement or Consultant Confidentiality Agreement, as applicable.  No current or former Stockholder, officer, director or contractor of any Acquired Corporation has any claim, right (whether or not currently exercisable), or interest to or in any Acquired Corporation IP.  To Seller’s knowledge, no employee of any Acquired Corporation is in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality.

(iii)                               Government or University Rights.  To Seller’s knowledge, no funding, facilities, or personnel of any Governmental Body or of any college, university, or other educational institution were used, directly or indirectly, to develop or create, in whole or in part, any Acquired Corporation IP.

(iv)                              Protection of Proprietary Information.  Each of the Acquired Corporations has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce the Acquired Corporations’ rights in all proprietary information that the Acquired Corporations hold, or purport to hold, as a trade secret.

(v)                                 Standards Bodies.  To the knowledge of Seller, no Acquired Corporation is or ever was a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate any Acquired Corporation to grant or offer to any other Person any license or right to any Acquired Corporation IP.

(vi)                              Sufficiency.  The Acquired Corporations own or otherwise have, and at Closing will continue to have, all Intellectual Property Rights needed to conduct their respective businesses as currently conducted.

(f)                                    Valid, Subsisting, and Enforceable.  To Seller’s knowledge, all Acquired Corporation IP (excluding Intellectual Property Rights licensed to the Acquired Corporations and listed in Schedule 3.12(b)) is valid, subsisting and enforceable.  Without limiting the generality of the foregoing:

(i)                                     Legal Requirements and Deadlines.  To Seller’s knowledge, each item of Acquired Corporation IP that is Registered IP is and at all times has been in compliance with all applicable Legal Requirements and all filings, payments, and other actions required to be made or taken to maintain such item of Acquired Corporation IP in full force and effect have been made or taken by the applicable deadline.

(ii)                                  Interference Proceedings and Similar Claims.  No interference, opposition, reissue, reexamination, or other Proceeding is pending or, to Seller’s knowledge, threatened, in which the scope, validity, or enforceability of any Acquired Corporation IP is being, has been, or could reasonably be expected to be contested or challenged.  To Seller’s knowledge, there is no basis for any non-frivolous claim that any Acquired Corporation IP is invalid or unenforceable.

(g)                                 No Third-Party Infringement of Acquired Corporation IP.  To Seller’s knowledge, since its incorporation, no Person has infringed, misappropriated, or otherwise violated, and no Person is currently infringing, misappropriating, or otherwise violating, any Acquired Corporation IP.  Seller has provided to Purchaser a complete and accurate copy of each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered since the date of incorporation by or to any Acquired Corporation or any representative of any Acquired Corporation regarding any actual, alleged, or suspected infringement or misappropriation of any Acquired Corporation IP.  Schedule 3.12(g) provides a brief description of the current status of the matter referred to in each such letter, communication, or correspondence.

(h)                                 Effects of This Transaction.  To Seller’s knowledge, neither the execution, delivery, or performance of this Agreement (or any of the ancillary agreements entered into, or required to be entered into, in connection with the transactions contemplated hereby) nor the consummation of any of the transactions contemplated hereby will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or Encumbrance on, any Acquired Corporation IP; (ii) a breach of any license agreement listed or required to be listed in Schedule 3.12(b), Schedule 3.12(c), or Schedule 3.12(d); (iii) the release, disclosure, or delivery of any Acquired Corporation IP by or to any escrow agent or other Person; or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any Acquired Corporation IP.

(i)                                     No Infringement of Third Party IP Rights.  To Seller’s knowledge, no Acquired Corporation and no Acquired Corporation Product (excluding Intellectual Property Rights licensed to the Acquired Corporations and listed in Schedule 3.12(b)) has ever infringed (directly, contributorily, by inducement, or otherwise), misappropriated, or otherwise violated any Intellectual Property Right of any other Person.  No claim of infringement or misappropriation or similar claim or Proceeding is pending or, to Seller’s knowledge, threatened against any Acquired Corporation or against any other Person who may be entitled to be indemnified, defended, held harmless, or reimbursed by any Acquired Corporation with respect to such claim or Proceeding.  Except as set forth in Schedule 3.12(i), since the date of incorporation, no Acquired Corporation has received any notice or other communication (in writing or otherwise) relating to any actual, alleged, or suspected infringement, misappropriation, or violation of any Intellectual Property Rights of another Person.

(j)                                     Harmful Code.  To Seller’s knowledge, no Acquired Corporation Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.

(k)                                  Source Code.  Except as set forth in Schedule 3.12(k): (i) no Acquired Corporation Source Code has been delivered, licensed, or made available to any escrow agent or other third party; (ii) no Acquired Corporation has any duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available Acquired Corporation Source Code to any escrow agent or other third party; and (iii) no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of Acquired Corporation Source Code to any third party.

(l)                                     Open Source Code.  No Acquired Corporation Software (including any component thereof) is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that by its terms (i) requires, or conditions the use or distribution of such Acquired Corporation Software on, the disclosure, licensing, or distribution of any source code for any portion of such Acquired Corporation Software, or (ii) otherwise imposes any limitation, restriction, or condition on the right or ability of any Acquired Corporation to use or distribute any Acquired Corporations Product.

3.13                        Financial Statements.  Seller has delivered to Purchaser (and attached as Schedule 3.13 is) an accurate and complete copy of each of the following unaudited financial statements:  (a) Seller’s balance sheet as of December 31, 2008; (b) Seller’s balance sheet as of April 30, 2009 (the “April 30, 2009 Balance Sheet”); and (c) Seller’s statements of income for the twelve months ended December 31, 2008 and for the four months ended April 30, 2009 (collectively, the “Unaudited Financials”).  The Unaudited Financials fairly present the financial position of the Acquired Business as of April 30, 2009 and the results of operations of the Acquired Business for the four months ended April 30, 2009, all in accordance with GAAP.

3.14                        Material Contracts.  Schedule 3.14 sets forth a complete and accurate list of all material Contracts to which Seller or any of its Subsidiaries are parties and that relate primarily to the Acquired Assets or the Acquired Business.  All of such Contracts are in full force and effect, and neither Seller, any of its Subsidiaries nor, to Seller’s knowledge, any other party to such Contracts is in material breach of or in material default under any of them, nor does any event or condition exist that after notice or lapse of time or both could reasonably be expected to constitute a material breach of or material default under such Contracts on the part of Seller or any of its Subsidiaries or, to

Seller’s knowledge, any other party to such Contracts.  Seller has delivered to Purchaser true and complete copies of all such Contracts.

3.15                        Accounts Receivable; Accounts Payable.

(a)                                  Schedule 3.15(a) is a correct and complete list of all Accounts Receivable as of April 30, 2009.  All Accounts Receivable are reflected on the accounting records of Seller and represent and, as of the Closing Date, will represent valid obligations arising from sales actually made or services actually performed by Seller in the ordinary course of business.  The Accounts Receivable are not and will not be as of the Closing Date subject to any contest, claim, defense or right of setoff, other than returns in the ordinary course of business of Seller, under any Contract with any account debtor of an Account Receivable relating to the amount or validity of such Account Receivable.

(b)                                 Schedule 3.15(b) is a correct and complete list of all Accounts Payable related to any of the Acquired Assets as of April 30, 2009.  All Accounts Payable are reflected on the accounting records of Seller and represent and, as of the Closing Date, will represent valid obligations of Seller arising from purchases actually made by or services actually performed for Seller in the ordinary course of business.

3.16                        Inventory.  Seller and its Subsidiaries do not manufacture, use or sell any inventory in the conduct of the Acquired Business are not in possession of any inventory or similar items.

3.17                        Brokers.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

3.18                        Books and Records.  The books of account and other financial Business Records of Seller, all of which have been made available to Purchaser, are complete and correct in all material respects and represent actual, bona fide transactions and have been maintained in accordance with sound business practices. The minute books of Seller, all of which have been made available to Purchaser, contain accurate and complete records of all meetings held of, and corporate action taken by, the stockholders, the board of directors and committees of the board of directors of Seller, and no meeting of any such stockholders, board of directors or committee has been held for which minutes have not been prepared or are not contained in such minute books.

3.19                        Suppliers and Customers.  During 2009 no supplier or customer of material importance to the Acquired Business has canceled or otherwise terminated, or threatened in writing to cancel or terminate, its relationship with Seller or any of its Subsidiaries or has decreased materially, or threatened in writing to decrease or limit materially, its services, supplies or materials to Seller or any of its Subsidiaries or its usage or purchase of any Acquired Products, except for normal cyclical changes related to customers’ businesses.  Schedule 3.19(a) is a correct and complete list of Seller’s top 10 customers (based on amount of sales) of the Acquired Products (including the amount of sales to each such customer) for the 12-month period ended December 31, 2008.  Except as set forth on Schedule 3.19(a), Seller has not received any complaints in writing from any such customers concerning the Acquired Products sold or related services provided by Seller to such customers.  Schedule 3.19(b) is a correct and complete list of all suppliers and vendors for the Acquired Business as of the date of this Agreement.

3.20                        Governmental Permits.  Schedule 3.20 lists all the Governmental Permits.  All Governmental Permits are in full force and effect, neither Seller nor any of its Subsidiaries is in material violation of any term or provision or requirement of any such Governmental Permits, and, to Seller’s knowledge, no Person has threatened to revoke, amend or impose any condition in respect of, or commenced Proceedings to revoke, amend or impose conditions in respect of, any Governmental Permit.  Seller and its Subsidiaries have obtained all licenses and permits and all Governmental Permits that are required to operate the Acquired Business as presently conducted, unless (in the case of permits that do not pertain to Prism India) the failure to obtain such permits would, individually or in the aggregate, have a Material Adverse Effect.

3.21                        Absence of Changes.  Since April 30, 2009, Seller and its Subsidiaries have conducted the Acquired Business only in the ordinary course of business consistent with past practice, and there has not been:

(a)                                  any event, occurrence, development or state of circumstances or facts that has had a Material Adverse Effect;

(b)                                 any cancellation or other termination, or any notice in writing or other written communication of any intent to cancel or terminate, a material business relationship with Seller by or from any distributor, customer, supplier or vendor listed on Schedule 3.19(a) or 3.19(b);

(c)                                  any entry by Seller or any of its Subsidiaries into, or material modification, amendment or cancellation of, any Contract relating primarily to the Acquired Assets or the Acquired Business, which is not terminable by Seller or any of its Subsidiaries without penalty upon no more than 30 days’ prior notice and provides for payments by or to Seller in an amount in excess of $50,000 over the term of such Contract;

(d)                                 amended or terminated, or waived any material right or remedy under, any Assigned Contract;

(e)                                  any material revaluation by Seller or any of its Subsidiaries of any of the Acquired Assets, taken as a whole, including, without limitation, any write off of any Accounts Receivable other than in the ordinary course of business;

(f)                                    any incurrence by Seller or any of its Subsidiaries of any material Encumbrances (other than Permitted Encumbrances) in connection with the Acquired Business or the Acquired Assets, other than in the ordinary course of business;

(g)                                 any sale, transfer, loss or other disposition of any assets of Seller or any of its Subsidiaries that, if still owned by Seller or any of its Subsidiaries, would constitute Acquired Assets, except in the ordinary course of business consistent with past practice;

(h)                                 any disposing of or permitting to lapse of any rights to the use of any Acquired Corporation IP, or disposing of or disclosing (except in the ordinary course of its business) to any Person (other than representatives of Purchaser) any trade secret or other Acquired Corporation IP that is not a matter of public knowledge;

(i)                                     any declaration, accrual or payment of any dividend or any other distribution in respect of any shares of capital stock, or any redemption or other repurchase of any shares of capital stock or other securities (other than repurchases under the terms of and in accordance with employee equity incentive arrangements and in the ordinary course of business); or

(j)                                     any entry by Seller or any of its Subsidiaries into any Contract to take any action described in this Section 3.21.

3.22                        Prism India.

(a)                                  Prism India is a company duly organized, validly existing and in good standing under the laws of India.  A total of 158,867 shares of capital stock have been issued by Prism India and are outstanding, of which 157,867 shares are held by Seller and 1,000 shares are held by Samir Mitra.  Seller has made available to Purchaser complete and accurate copies of the articles of association of Prism India, as currently in effect.  Prism India is not in material violation of any of the provisions of such documents.  The corporate minutes and corporate/statutory registers of Prism India made available to Purchaser contain complete and accurate records in all material respects of all material actions taken, and summaries of all meetings held, by the stockholders and the board of directors of Prism India (and any committees thereof) since the time of incorporation.  Prism India is and has been, since its incorporation, in material compliance with all applicable regulations under the Indian Companies Act, 1956.

(b)                                 None of the Tax Returns (including but not limited to income tax, fringe benefit tax and tax deduction at source) filed by Prism India or Taxes (including but not limited to income tax, fringe benefit tax and withholding tax) payable by Prism India are the subject of an audit, action, suit, proceeding, claim, examination, investigation, deficiency or assessment by any governmental agency of India, and no such audit, action, suit, proceeding, claim, examination, investigation, deficiency or assessment, to the knowledge of Seller, is contemplated.  Prism India has maintained since incorporation true and accurate financial statements (including income tax returns, fringe benefit and withholding tax returns with relevant supporting documents).  Prism India is currently not the beneficiary of any extension of time within which to file any Tax Return, including income tax, fringe benefit tax and withholding tax.

(c)                                  Seller has provided a complete and accurate copy of the 2008 Phantom Stock Plan of Prism India (the “Phantom Stock Plan”), as currently in effect, and copies of each Phantom Stock Unit Agreement issued under the Phantom Stock Plan.  Schedule 3.22(c) lists the material terms (including, without limitation, the number of units, initial price and vesting schedule) of each phantom stock unit award made under the Phantom Stock Plan.

3.23                        Disclosure.  This Agreement, together with the Schedules and any certificates furnished or to be furnished to Purchaser pursuant to this Agreement, when taken together, do not contain any untrue statement by Seller of a material fact or omit to state a material fact necessary to make the statements made in such document by Seller, in light of the circumstances under which they were made, not misleading.

4.                                      Representations and Warranties of Purchaser.  Purchaser represents and warrants to Seller that, as of the date of this Agreement, each of the statements set forth in this Article 4 is true and correct in all respects, except as qualified by the disclosures made in this Agreement or as set forth in the schedules attached to this Agreement.

4.1                               Organization and Authority.  Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware, and has full corporate power to execute and deliver or to deliver this Agreement and the Other Transaction Documents to which it is a party and to effect the transactions contemplated by this Agreement and such Other Transaction Documents, and the execution, delivery and performance of such agreements by Purchaser have been duly authorized by all necessary corporate action.  Purchaser has all corporate power and authority necessary to carry on its business as now being conducted and to own or lease and operate its properties as, and in the places where, such business is now conducted and such properties are now owned, leased or operated.

4.2                               Authorization; Binding Obligations.  This Agreement and the Other Transaction Documents have been duly executed and delivered by Purchaser, and this Agreement and the Other Transaction Documents to which Purchaser is a party constitute the valid and legally binding obligations of Purchaser, enforceable against it in accordance with their terms, except to the extent that enforcement of the rights and remedies created by this Agreement and such Other Transaction Documents may be limited by bankruptcy and other similar laws of general application affecting the rights and remedies of creditors and by general equity principles.

4.3                               No Violations.

(a)                                  The execution, delivery and performance of this Agreement and the Other Transaction Documents by Purchaser, and the consummation by Purchaser of the transactions contemplated by this Agreement and such Other Transaction Documents do not and will not result in a breach or violation of any provision of Purchaser’s certificate of incorporation or by-laws, or in a material violation of any statute, rule, regulation or ordinances applicable to Purchaser, or materially violate or result in a material breach of or constitute a material occurrence of default (or an event that might, upon the passage of time or the giving of notice, or both, constitute a material occurrence of default) under any provision of, result in acceleration or cancellation of any obligation under, or give rise to a right by any party to terminate or amend its obligations under, any Contract to which Purchaser is a party or by which Purchaser or its assets or properties are bound, or materially violate any order, judgment, decree, rule or regulation of any court or any Governmental Body having jurisdiction over Purchaser or any of its properties.

(b)                                 Except as disclosed on Schedule 4.3(b), no consent, approval, order or authorization of, or registration, declaration or filing with, any Person is required to be obtained or made by Purchaser in connection with its execution and delivery of this Agreement and the Other Transaction Documents or the consummation of the transactions contemplated by this Agreement or such Other Transaction Documents.

4.4                               Brokers.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Purchaser.

5.                                      Covenants.

5.1                               Access; Further Assurances.

(a)                                  Between the date of this Agreement and the Closing Date, and upon 48 hours prior notice received from Purchaser, Seller shall (a) afford Purchaser and its officers, employees, accountants, counsel and other representatives (“Purchaser Group”) reasonable access, during regular business hours, to all of Seller’s and its Subsidiaries’ properties, books, Contracts, commitments, reports of examination and records directly relating to the Acquired Assets, such rights of access to be exercised in a manner that does not unreasonably interfere with the operations of Seller; (b) furnish Purchaser Group with copies of all such Contracts, Governmental Permits, books and Business Records and other existing documents and data as Purchaser may reasonably request; (c) furnish Purchaser Group with such additional financial, operating and other relevant data and information as Purchaser may reasonably request; (d) afford Purchaser Group reasonable access, during Seller’s normal business hours throughout the period prior to the Closing, to all Business Employees, including, without limitation, management personnel, and their working areas, and reasonable use of telephones, facsimile machines, copy machines and other on-site facilities reasonably necessary for Purchaser Group to conduct its pre-Closing review of the Acquired Assets and evaluation of the Business Employees; and (d) otherwise cooperate and assist, to the extent reasonably requested by Purchaser, with Purchaser’s investigation of the properties, assets and financial condition related to Seller. In addition, Purchaser shall have the right to have the real property and Tangible Personal Property inspected by Purchaser Group, at Purchaser’s sole cost and expense, for purposes of determining the physical condition and legal characteristics of the real property and Tangible Personal Property.  Purchaser Group shall conduct all such inspections in a manner that will minimize disruptions to the business and operations of Seller.  Nothing in this Section shall be deemed to require Seller to disclose, or permit Purchase Group access to confidential information of third parties in violation of non-disclosure obligations of Seller.  Purchaser shall permit access to confidential information of Seller or confidential information of third parties in Seller’s possession only to such members of the Purchaser Group who require the information to evaluate the transaction contemplated by this Agreement.

(b)                                 From time to time following the Closing, at Seller’s expense, Seller shall take, or cause to be taken, such actions and shall execute and deliver, or cause to be executed and delivered, to Purchaser such additional instruments of conveyance and transfer, in each case, as Purchaser may reasonably request or as may be otherwise reasonably necessary to more effectively convey or transfer to, and vest in, Purchaser or put Purchaser in possession of and/or control of any part of the Acquired Assets (other than the Nonassignable Contracts, which are addressed in Section 2.9 above).  Without limiting the generality of the foregoing:  (i) in the event that, after the Closing, Seller and/or Purchaser identify any Intellectual Property Right previously unknown or not disclosed to Purchaser that, pursuant to this Agreement, is included in the Acquired Assets or used for the Acquired Business, Seller shall take such actions and shall execute and deliver such documents, or cause its employees, consultants and agents to take, execute and/or deliver such actions and documents, as Purchaser may reasonably request or as may be otherwise necessary to assign to, and vest in, Purchaser all right, title and interest in and to such Intellectual Property Right; and (ii) at the reasonable request of Purchaser and at Purchaser’s cost, Seller shall use its reasonable best efforts to enforce, or cause its Subsidiaries to enforce, the provisions of any Employee Confidentiality Agreements, Consultant Confidentiality Agreements and any other nondisclosure or confidentiality agreements with Third Parties relating to any Acquired Assets (copies of which agreements Seller shall retain for two years after the termination of such agreements).

(c)                                  If there exists on the Closing Date any default under or breach of any Assigned Contract, from and after the Closing, Seller shall cooperate with Purchaser and, at Purchaser’s request and at Seller’s expense, use Seller’s reasonable best efforts to cure, or cause its Subsidiaries to cure, such default as soon as practicable.  Purchaser shall not be deemed to have waived any of its rights under this Agreement with respect to any such default unless specifically waived in writing.

5.2                               Conduct of Business Prior to Closing.  Seller and its Subsidiaries shall conduct and carry on the Acquired Business (including, without limitation, development and maintenance of supplier and customer relationships and maintenance and protection of Acquired Corporation IP) in the ordinary course substantially in the same manner as currently conducted, consistent with Seller’s and its Subsidiaries’ past practice.  Seller and its Subsidiaries shall maintain the Tangible Personal Property in good operating condition and repair, reasonable wear and tear excepted, and make all necessary renewals and replacements to such Tangible Personal Property.  Neither Seller nor any of its Subsidiaries shall take any action or fail to take any commercially reasonable action that could reasonably be expected to result in the occurrence of any of the events or actions described in Sections 3.21(a) to 3.21(j).  Seller shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Seller, of the occurrence or non-occurrence of any event that could reasonably by expected to cause any of the conditions set forth in Sections 7.1(a) and (b) and 7.2(a) and (b) not to be satisfied; provided that delivery of any notice pursuant to this Section 5.2 shall not limit or otherwise affect any remedies available to the party receiving any such notice.

5.3                               Employees.  At the Closing Date, Purchaser shall offer to provide all persons who were, immediately prior to the Closing, employees of Seller with “at will” employment at substantially the same level of responsibility and at substantially the same level of salary and other benefits as such Business Employees have immediately prior to the Closing. At the request of Purchaser, Seller shall use its best efforts to assist Purchaser in hiring the Business Employees identified by Purchaser in its sole discretion; provided, that Seller shall not be required to make or offer to make any additional payments or grant or offer to grant any additional benefits to such employees.  Immediately prior to the Closing, Seller shall terminate each Business Employee that, with Purchaser’s approval, has agreed to accept an offer of employment from Purchaser, effective immediately after the Closing.  Seller and its Subsidiaries shall pay to such Business Employees all compensation, bonus and other amounts due and payable to such Business Employees in connection with such terminations and in accordance with Seller’s and its Subsidiaries’ regular employment policies and practices.  Seller and its Subsidiaries shall pay to such Business Employees any additional amounts owed to such Business Employees pursuant to Seller’s and its Subsidiaries’ compensation and benefit plans when such amounts become due and payable consistent with the terms of such plans.

5.4                               Non-Competition.  From and after the Closing, Seller shall not directly or indirectly, for itself or any Third Party, make, have made, use, sell, offer for sale, import, export, design, develop, operate, control, manufacture, distribute or license any products or technology that compete with, or have the same form, fit and function as, any Acquired Product or the Acquired Corporation IP.

5.5                               Non-Solicitation.  From and after the date of this Agreement and for a period of two years after the Closing Date, Seller shall not solicit or seek to hire away from Purchaser any Business Employees or induce any Business Employees to terminate their employment with Purchaser without Purchaser’s consent.

5.6                               Tax Reporting and Allocation of Consideration.

(a)                                  Effective as of the Closing, Seller and Purchaser acknowledge and agree that Seller will be responsible for and will perform all Tax withholding, payment and reporting duties with respect to any wages and other compensation paid by Seller and its Subsidiaries to any Business Employee prior to or on the Closing Date and Purchaser will be responsible for and will perform all Tax withholding, payment and reporting duties with respect to any wages and other compensation paid by Purchaser after the Closing Date to any Business Employee hired by Purchaser.

(b)                                 Effective as of the Closing, Purchaser and Seller recognize their mutual obligations pursuant to Section 1060 of the Code to timely file IRS Form 8594 with each of their respective federal income Tax returns.  Accordingly, Purchaser and Seller agree to file such forms consistent with the Purchase Price allocation determined in accordance with Section 2.10.  Purchaser and Seller further agree to cooperate with each other in the preparation of such form for timely filing with each of their respective federal income Tax returns.  Each of Seller and Purchaser further agrees to file all of its other Tax returns in a manner consistent with such allocation and not to make any allocation or take any Tax position that is contrary to such allocation, unless required to do so by applicable law and after prior written notice thereof to the other party.  Seller and Purchaser further agree to consult with each other with respect to all issues related to such allocation in connection with any Tax audits, controversies or litigation.

(c)                                  In the case of any real or personal property taxes or any similar ad valorem taxes attributable to the Acquired Assets for which Taxes are reported on a Tax return covering a period commencing before the Closing Date and ending thereafter (“Straddle Period Taxes”), any such Straddle Period Taxes shall be prorated between Purchaser and Seller on a per diem basis.  The party required by law to pay any such Straddle Period Taxes (the “Paying Party”) to the extent such payment exceeds the obligation of the Paying Party hereunder, shall provide the other party (the “Non-Paying Party”) with proof of payment, and within ten (10) days of receipt of such proof of payment, the Non-Paying Party shall reimburse the Paying Party for the Non-Paying Party’s share of such Straddle Period Taxes.  The party required by law to file a Tax Return with respect to Straddle Period Taxes shall do so within the time period prescribed by law.

5.7                               Legal Conditions to Transactions.  Each of Seller and Purchaser shall use its reasonable best efforts to comply promptly with all legal requirements which may be imposed with respect to the transactions contemplated by this Agreement and shall promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them.  Each of Seller and Purchaser shall take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Body required to be obtained or made by Seller or Purchaser in connection with the transactions contemplated by this Agreement.

5.8                               Exclusivity.  From and after the date of this Agreement and ending on the earlier of the Closing Date or the date this Agreement is terminated pursuant to Section 9.1 (the “Exclusivity Period”), Seller (including, without limitation, for this purpose its officers, directors, representatives, affiliates, employees and agents) will not, directly or indirectly, solicit, induce, facilitate, respond to (other than to advise such party of Seller’s obligations hereunder), initiate, engage in or enter into discussions or negotiations with, or encourage, or provide any information to, any Person concerning any sale, exclusive license or other form of disposition of any Acquired Assets (other than sales of Acquired Products in the ordinary course of Seller’s and its Subsidiaries’ business) or any transaction involving the Acquired Business similar to any of the transactions contemplated by this Agreement (an “Acquisition Proposal”).  During the Exclusivity Period, neither Seller nor such designated persons will enter into any Contracts or make any commitments to do or in connection with any of the foregoing.  For the purpose of this Section 5.8, any license of significant Acquired Corporation IP outside the ordinary course of Seller’s and its Subsidiaries’ operation of the Acquired Assets or Acquired Business shall be considered a disposition of Acquired Assets or Acquired Business.  Seller represents that neither it nor any of its employees, agents, representatives, directors or affiliates is party to or bound by any Contract with respect to any such transaction regarding the disposition of all or a portion of the Acquired assets or Acquired Business other than as contemplated by this Agreement.  If Seller or any such designated person receives an Acquisition Proposal or any request for non-public information relating to any Acquired Assets or the Acquired Business, Seller shall promptly notify Purchaser of such Acquisition Proposal or request (including, without limitation, the identity of the Person making, and the terms of, such Acquisition Proposal or request), subject to any confidentiality obligations existing as of the date hereof.

5.9                               Seller Subsidiaries.  Seller will cause each of its Subsidiaries, and each Affiliate that has any right or interest in any of the Acquired Assets, to take any action or execute any document as Purchaser may reasonably request or as may be otherwise reasonably necessary to effect the sale, transfer, assignment, conveyance and delivery of all right, title and interest of Seller and its Subsidiaries in and to the Acquired Assets to Purchaser and the other transactions contemplated by this Agreement and the Other Transaction Documents.

5.10                        Equity Incentives for Business Employees.  Promptly following the Closing, Purchaser shall grant stock options and (if applicable) restricted stock unit awards to those Business Employees who accept offers of employment from Purchaser.  Each such Business Employee shall receive an option to purchase the number of shares of Purchaser’s common stock set forth for such Business Employee in Schedule 5.10; provided that, if the Business Employee so elects in his or her discretion (at the time of acceptance of Purchaser’s offer of employment), the Business Employee may receive restricted stock units in lieu of up to 40% of the total number of shares subject to his or her option at the rate of one to three, such that the number of shares of common stock subject to the option would be reduced by three shares for every one restricted stock unit received by the Business Employee.  The vesting schedule for the stock options and (if applicable) restricted stock unit awards are set forth for each Business Employee in Schedule 5.10.  The stock options shall be incentive stock options, to the extent permitted by law.

5.11                        Notification.  Between the date of this Agreement and the Closing, Seller shall promptly notify Purchaser in writing if it becomes aware of (a) any fact or condition that causes or constitutes a breach of any of Seller’s representations and warranties made as of the date of this Agreement or (b) the occurrence after the date of this Agreement of any fact or condition that would or be reasonably likely to (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had that representation or warranty been made as of the time of the occurrence of, or Seller’s discovery of, such fact or condition. Should any such fact or condition require any change to any Schedules, Seller shall promptly deliver to Purchaser a supplement to the Schedules specifying such change. Such delivery shall not affect any rights or obligations of Purchaser under Articles 7 and 8. During the same period, Seller also shall promptly notify Purchaser of the occurrence of any breach of any covenant of Seller in this Article 5 or of the occurrence of any event that may make the satisfaction of the conditions in Article 7 impossible or unlikely.

5.12                        Change of Name.  Within five business days of the Closing Date, Seller shall amend its articles of incorporation and take all other actions necessary to change its name to one sufficiently dissimilar to Seller’s present name, in Purchaser’s judgment, to avoid confusion.

5.13                        Payment of Other Excluded Liabilities.  In addition to payment of Taxes pursuant to Section 2.10, Seller shall pay, or make adequate provision for the payment, in full all of the Excluded Liabilities and other liabilities of Seller under this Agreement. If any such liabilities are not so paid or provided for, and Purchaser reasonably determines that failure to pay such liabilities will impair Purchaser’s use or enjoyment of the Acquired Assets or conduct of the business previously conducted by Seller with the Acquired Assets, Purchaser may, at any time after the Closing Date, elect to pay the applicable liabilities directly (but shall have no obligation to do so) and set off and deduct the full amount of all such payments from any Earn-out Payment that may become due and payable to Seller; provided that Purchaser shall have provided to Seller at least 15 days’ advance notice of its intention to make such payments during which period Seller shall have opportunity to satisfy such obligations on its own; provided, further, that upon written request by Seller, Purchaser shall refrain from making such a payment if Seller contests the validity or amount of the applicable liabilities by appropriate proceeding diligently conducted in good faith so long as such proceeding or the delay in satisfaction of the obligation in question does not impair Purchaser’s use or enjoyment of the Acquired Assets or conduct of the business previously conducted by Seller with the Acquired Assets. Purchaser shall receive full credit under this Agreement for all payments so made.

5.14                        Restrictions on Dissolution.  Seller shall not dissolve until the later of (a) the lapse of more than one year after the Closing Date or (b) the date on which any claim that has been made by Purchaser under Section 8.2 on or prior to, and remains unresolved as of, the first anniversary of the Closing Date is finally determined in accordance with Article 8.

5.15                        Indemnification of Samir Mitra by Prism India.  For so long as Samir Mitra continues to serve as a director on the board of directors of Prism India, Purchaser shall cause Prism India to indemnify, defend and hold harmless Mr. Mitra against all losses, claims, damages, liabilities, costs, fees and expenses, including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the written consent of Prism India) in connection with any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, including any and all appeals, whether brought in the right of Prism India or otherwise and whether of a civil, criminal, administrative or investigative nature, instituted against Prism India for any matter occurring after the Closing, in which Mr. Mitra was or will be involved as a party or otherwise by reason of the fact that Mr. Mitra is or was a director of Prism India, to the full extent permitted under India law and the terms of the articles of association of Prism India, as in effect at the date hereof.

5.16                        Retention and Access to Records.  For a period of at least three years from the Closing Date:  (i) Purchaser shall maintain and make available to Seller for inspection, during normal business hours and on at least two days’ written notice, all Business Records delivered to Purchaser as part of the Acquired Assets, to enable Seller to prepare tax returns or deal with tax audits; and (ii) Seller shall maintain and make available to Purchaser for inspection, during normal business hours and on at least two days’ written notice, all Business Records retained by Seller as Excluded Assets.

6.                                      Confidential Nature of Information.

6.1                               Confidentiality Agreement.  Purchaser agrees that the Mutual Nondisclosure Agreement between Purchaser and Seller dated April 3, 2009 (the “Confidentiality Agreement”) shall apply to all documents, materials and other information that it shall have obtained regarding Seller or its Affiliates during the course of the negotiations leading to the consummation of the transactions contemplated by this Agreement (whether obtained before or after the date of this Agreement), any investigations made in connection therewith and the preparation of this Agreement and related documents and all analyses, reports, compilations, evaluations and other materials prepared by Purchaser, accountants or financial advisors that contain or otherwise reflect or are based upon, in whole or in part, any of the provided information.

6.2                               Public Announcements.  Neither Seller nor Purchaser shall issue any press release or publicly disseminate any information concerning this Agreement or the transactions contemplated by this Agreement without the other party’s prior written consent, except as provided in Section 10.6.

6.3                               Protection of Confidential Information.

(a)                                  Except as provided in Section 6.3(b), after the Closing and for a period of five years following the Closing Date, Purchaser and Seller agree that each will keep confidential all of the Confidential Information of the other and the other’s Affiliates that is received from, or made available by, the other in the course of the transactions contemplated by this Agreement.  For purposes of this Section 6.3, “Confidential Information” shall mean any of the confidential information transferred under this Agreement, including, without limitation, confidential information included in the Acquired Corporation IP and any trade secrets related to the Acquired Products, and other confidential data and formula, information about business plans and strategies, marketing ideas and concepts, especially with respect to unannounced products and services, present and future product plans, pricing, volume estimates, financial data, product enhancement information, business plans, marketing plans, sales strategies, customer information (including, without limitation, customers’ applications and environments), market testing information, development plans, specifications, customer requirements, configurations, designs, plans, drawings, apparatus, sketches, software, hardware, data, prototypes, connecting requirements or other technical and business information.

(b)                                 Notwithstanding the foregoing, such Confidential Information shall not be deemed confidential and no party to this Agreement shall have any obligation with respect to any such Confidential Information that:

(i)                                     was already known to such party;

(ii)                                  is or becomes publicly known through publication, inspection of a product, or otherwise, and through no negligence or other wrongful act of such party;

(iii)                               is received by such party from a Third Party without similar restriction and without breach of this Agreement;

(iv)                              is independently developed by such party; or

(v)                                 is, subject to Section 6.3(c), required to be disclosed under applicable law or judicial process;

provided, however, that the exceptions listed in clauses (i) through (v) above shall not limit Seller’s obligations to maintain the confidentiality of trade secrets or other Confidential Information which is conveyed to Purchaser as part of the Acquired Assets.

(c)                                  If any party to this Agreement (or any of its Affiliates) is requested or required (by oral questions, interrogatories, request for information or documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, subject to the confidentiality obligations under this Agreement, such party will promptly notify the other party of such request or requirement and will cooperate with such other party’s efforts to seek an appropriate protective order or other appropriate remedy.  If, in the absence of a protective order or the receipt of a waiver under this Agreement, any party (or any of its Affiliates) is in the written opinion of such party’s counsel compelled to disclose the Confidential Information or else stand liable for contempt or suffer other censure or significant penalty, such party (or its Affiliate) may disclose only so much of the Confidential Information to the Third Party compelling disclosure as is required by law.  In such case, such party will exercise (and will cause its Affiliates to exercise their) reasonable efforts to obtain a protective order or other reliable assurance that confidential treatment will be accorded to such Confidential Information.

(d)                                 The terms and conditions of this Agreement and the Other Transaction Documents, and all Schedules and other attachments and amendments to this Agreement and to the Other Transaction Documents, shall be considered Confidential Information protected under this Article 6.

(e)                                  From and after the Closing, the Confidentiality Agreement shall terminate and be of no further force or effect.

7.                                      Closing Conditions.

7.1                               Conditions to Purchaser’s Obligation to Close.  The obligations of Purchaser to purchase and pay for the Acquired Assets and perform its obligations at the Closing are subject to the satisfaction, at or before the Closing, of all the conditions set forth in this Section 7.1.  Seller shall use its reasonable best efforts to satisfy or cause to be satisfied each of such conditions.  Purchaser may waive any or all of such conditions in whole or in part without prior notice.  No such waiver of a condition shall, however, constitute a waiver by Purchaser of any of its other rights or remedies, at law or in equity, if Seller shall breach or be in default under any of its representations, warranties or covenants made under or pursuant to this Agreement.

(a)                                  Accuracy of Representations and Warranties.  All representations and warranties made pursuant to Article 3 shall have been true and correct as of the date of this Agreement, and shall be true and correct as of the Closing Date as though made as of the Closing Date (except to the extent such representations or warranties specify an earlier date), except where the failure of such representations and warranties to be true or correct (without giving effect to any materiality qualifications contained in the text of such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Seller may prepare and deliver to Purchaser not later than two business days prior to the Closing an amended and restated disclosure schedules pursuant to Article 3 (the “Updated Disclosure Schedule”), subject to Purchaser’s approval in accordance with Section 7.1(p).

(b)                                 Seller’s Performance.  Seller and its Subsidiaries shall have performed, satisfied and complied in all material respects with all covenants and agreements required by this Agreement to be performed, satisfied or complied with by Seller and its Subsidiaries at or before the Closing.

(c)                                  Certification.  Purchaser shall have received a certificate, dated the Closing Date, signed by the chief executive officer of Seller certifying that the conditions specified in Sections 7.1(a) and 7.1(b) have been fulfilled.  Such certificate shall constitute a representation and warranty of Seller under this Agreement.

(d)                                 Consents to Assignment.  All consents, approvals and waivers listed on Schedule 7.1(d) shall have been obtained by Seller and its Subsidiaries and delivered to Purchaser, and none of such consents, approvals or waivers shall be conditioned upon the giving of any consideration by Purchaser or any material change in the terms of any Assigned Contracts.

(e)                                  Litigation.  There shall be no (i) non-frivolous litigation, arbitration or proceeding pending (x) for the purpose of enjoining or preventing the consummation of this Agreement or claiming that the consummation of this Agreement is illegal or improper or (y) which alleges or claims infringement, misuse or misappropriation of the Acquired Corporation IP, or (ii) litigation, arbitration or proceeding pending which could reasonably be expected to materially adversely affect the right of Purchaser to own, enjoy, exploit or derive benefits from the Acquired Assets or conduct the Acquired Business, if and when the transactions contemplated by this Agreement are consummated, in the manner currently owned, enjoyed, exploited, derived or conducted.

(f)                                    Governmental Action and Approvals.  There shall not be pending or threatened any action or proceeding (or investigation or other inquiry that might result in such action or proceeding) by any Governmental Body, nor shall there be in effect any judgment, decree or order of any Governmental Body, in either case, seeking to prohibit or limit Purchaser from exercising all material rights and privileges pertaining to its ownership or use of the Acquired Assets or its ownership or operation of the Acquired Business.

(g)                                 Instruments of Transfer.  Purchaser shall have received instruments of transfer or conveyance (including, without limitation, bill of sale and assignments of Intellectual Property Rights), each in form and substance reasonably satisfactory to Purchaser and signed by Seller, as Purchaser may reasonably request or as may be otherwise necessary to evidence and effect the sale, transfer, assignment, conveyance and delivery of the Acquired Assets to Purchaser and to put Purchaser in actual possession or control of the Acquired Assets at such time as Seller has received payment of the Closing Payment as contemplated by Section 2.7(b).

(h)                                 Non-Competition Agreements.  Purchaser shall have received a Non-Competition Agreement in substantially the form attached hereto as Exhibit A, signed by each of the individuals listed in Schedule 7.1(h).

(i)                                     Letters of Resignation.  Purchaser shall have received a letter of resignation from the board of directors of Prism India signed by Samir Mitra.

(j)                                     Share Control Agreement.   a Share Control Agreement in the form attached hereto as Exhibit B duly executed by Prism India and Samir Mitra, dated as of the date hereof.

(k)                                  Waiver of Right of First Offer.  Samir Mitra shall have waived any right of first offer he may be entitled to exercise under the Articles of Association of Prism India or otherwise with respect to the transfer of shares of Prism India to Purchaser.

(l)                                     Key Employees.  Each of the individuals listed in Schedule 7.1(l) (the “Key Employees”) shall have accepted and entered into written employment offers for employment with Purchaser from and after the Closing.

(m)                               Xilinx.  Seller shall have satisfied all of its delivery obligations to Xilinx, Inc. with respect to the Final IP Release, within the meaning of and under that certain Commercial License Agreement dated December 8, 2008 between Seller and Xilinx, Inc.

(n)                                 Certification of Non-foreign Status.  Seller shall have delivered a certification of non-foreign status for Seller in the form and manner which complies with the requirements of Section 1445 of the Code and the regulations promulgated thereunder.

(o)                                 Transfer of Tangible Personal Property.  Seller shall have delivered, and shall have caused its Subsidiaries to have delivered, all Tangible Personal Property (including, without limitation, all tangible embodiments of the Acquired Corporation IP and all of the other Acquired Assets and the Business Records) to Purchaser at such time and manner as mutually agreed upon prior to the Closing.

(p)                                 Approval of Documentation.  Seller shall have delivered, and shall have caused its Subsidiaries to have delivered, such other certificates, instruments, opinions and other documents as Purchaser may reasonably request to consummate the transactions contemplated by this Agreement and the Other Transaction Documents.

(q)                                 Approval of Updated Disclosure Schedule.  Purchaser shall in its sole and absolute discretion be satisfied with the Updated Disclosure Schedule, if any.

7.2                               Conditions to Seller’s Obligation to Close.  The obligations of Seller to sell and transfer the Acquired Assets and perform its obligations at the Closing are subject to the satisfaction, at or before the Closing, of all the conditions set forth in this Section 7.2.  Purchaser shall use its reasonable best efforts to satisfy or cause to be satisfied each of such conditions.  Seller may waive any or all of such conditions in whole or in part without prior notice.  No such waiver of a condition shall, however, constitute a waiver by Seller of any of its other rights or remedies, at law or in equity, if Purchaser shall breach or be in default under any of its representations, warranties or covenants made under or pursuant to this Agreement.

(a)                                  Accuracy of Representations and Warranties.  All representations and warranties made pursuant to Article 4 shall have been true and correct as of the date of this Agreement, and shall be true and correct as of the Closing Date as though made as of the Closing Date (except to the extent such representations or warranties specify an earlier date), except where the failure of such representations and warranties to be true or correct (without regard to any materiality qualifications contained therein) is not reasonably likely to have, individually or in the aggregate, a material adverse effect on Seller.

(b)                                 Purchaser’s Performance.  Purchaser shall have performed, satisfied and complied in all material respects with all covenants and agreements required by this Agreement to be performed, satisfied or complied with by Purchaser at or before the Closing.

(c)                                  Certification.  Seller shall have received a certificate, dated the Closing Date, signed by the chief executive officer of Purchaser certifying that the conditions specified in Sections 7.2(a) and 7.2(b) have been fulfilled.  Such certificate shall constitute a representation and warranty of Seller under this Agreement.

(d)                                 Litigation.  There shall be no non-frivolous litigation, arbitration or proceeding pending for the purpose of enjoining or preventing the consummation of this Agreement or claiming that the consummation of this Agreement is illegal or improper.

(e)                                  Key Employees.  Each of the Key Employees shall have accepted and entered into written employment offers for employment with Purchaser from and after the Closing.

(f)                                    Approval of Documentation.  Purchaser shall have delivered such other certificates, instruments, opinions and other documents as Seller may reasonably request to consummate the transactions contemplated by this Agreement and the Other Transaction Documents.

7.3                               Contemporaneous Effectiveness.  All acts and deliveries prescribed by this Article 7, regardless of chronological sequence, will be deemed to occur contemporaneously and simultaneously on the occurrence of the last act or delivery, and none of such acts or deliveries will be effective until the last of the same has occurred.

8.                                      Indemnification; Infringement

8.1                               Survival of Representations and Warranties.

The representations and warranties of Purchaser and Seller contained in this Agreement shall survive the Closing for 12 months after the Closing Date, except that the representations and warranties contained in Sections 3.1, 3.2 and 3.22 shall survive until the applicable statute of limitations.

8.2                               General Agreement to Indemnify.

(a)                                  Seller shall indemnify, defend and hold harmless Purchaser and the other Indemnified Parties of Purchaser (including any directors, officers, employees, representatives and other Affiliates of Purchaser) from and against any and all claims, actions, suits, proceedings, liabilities, obligations, losses, diminution in value and damages, amounts paid in settlement, interest, costs and expenses (including, without limitation, reasonable attorney’s fees, court costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) (collectively, “Losses”) incurred or suffered by Purchaser or any other Indemnified Party of Purchaser to the extent that the Losses arise by reason of, or result from, in whole or in part:

(i)                                     the failure of any representation or warranty of Seller contained in this Agreement to have been true in all respects when made and as of the date of this Agreement and as of the Closing Date, except as expressly provided otherwise in this Agreement;

(ii)                                  the material breach by Seller of any of its covenants contained in this Agreement; and

(iii)                               the Excluded Liabilities.

(b)                                 Purchaser shall indemnify, defend and hold harmless Seller and the other Indemnified Parties of Seller (including any directors, officers, employees, representatives and other Affiliates of Seller) from and against any and all Losses incurred or suffered by Seller or any other Indemnified Party of Seller to the extent that the Losses arise by reason of, or result from, in whole or in part:

(i)                                     the failure of any representation or warranty of Purchaser contained in this Agreement to have been true in all respects when made and as of the date of this Agreement and as of the Closing Date, except as expressly provided otherwise in this Agreement;

(ii)                                  the material breach Purchaser of any of its covenants contained in this Agreement;

(iii)                               the Assumed Liabilities; and

(iv)                              any liability arising out of Purchaser’s operation of the Acquired Business after the Closing (for which liability Seller is not obligated to indemnify Purchaser under this Agreement).

(c)                                  Whether or not the Indemnifying Party chooses to defend or prosecute any Third-Party Claim or Infringement Claim, both parties to this Agreement shall cooperate in the defense or prosecution of such claim and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith or as provided in Section 5.1.

(d)                                 The parties’ indemnity obligations under this Agreement shall survive the Closing Date.

8.3                               General Procedures for Indemnification.

(a)                                  The Indemnified Party seeking indemnification under this Agreement shall promptly notify the Indemnifying Party of the assertion of any claim, or the commencement of any action, suit or proceeding by any Third Party or other matter in respect of which indemnity may be sought under this Agreement and will give the Indemnifying Party such information with respect to such claim, action, suit, proceeding or matter as the Indemnified Party has or the Indemnifying Party may reasonably request, but failure to give such notice shall not relieve the Indemnifying Party of any liability under this Agreement (except to the extent that the Indemnifying Party has suffered actual prejudice by such failure).  The Indemnifying Party shall have the right, but not the obligation, exercisable by written notice to the Indemnified Party within 30 days of receipt of notice from the Indemnified Party of the commencement of or assertion of any claim, action, suit or proceeding by a Third Party in respect of which indemnity may be sought under this Agreement (a “Third-Party Claim”), to assume the defense and control the settlement of such Third-Party Claim.

(b)                                 The Indemnifying Party or the Indemnified Party, as the case may be, shall have the right to participate in (but not control), at its own expense, the defense of any Third-Party Claim that the other is defending, as provided in this Agreement.

(c)                                  The Indemnifying Party, if it has assumed the defense of any Third-Party Claim as provided in this Agreement, shall not consent to a settlement of, or the entry of any judgment arising from, any such Third-Party Claim without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld or delayed).  Without limiting the foregoing, the Indemnifying Party shall not, without the Indemnified Party’s prior written consent, enter into any compromise or settlement that (i) commits the Indemnified Party to take, or to forbear to take, any action or (ii) does not provide for a complete release with respect to such Third-Party Claim by such Third Party of the Indemnified Party.  The Indemnified Party shall have the right to settle any Third-Party Claim involving damages for which the Indemnifying Party has not assumed the defense pursuant to this Section 8.3 with the written consent of the Indemnifying Party, which shall not be unreasonably withheld or delayed.

(d)                                 If the Indemnifying Party fails to provide the Indemnified Party written notice that the Indemnifying Party shall assume the defense of a Third-Party claim or otherwise fails to vigorously prosecute the defense of a Third-Party Claim, the Indemnified Party shall be entitled to assume the defense of such Third-Party Claim and any Losses incurred by the Indemnified Party in connection therewith shall be promptly paid by the Indemnifying Party.

8.4                               Right of Set-Off.  In order to satisfy any indemnification obligations of Seller pursuant to this Article 8, Purchaser (and each of its directors, officers, employees, representatives and other Affiliates) shall have the right, subject to Section 8.6, to recover Losses incurred or suffered by Purchaser by setting off the amount of any such Losses against any portion of the Earn-Out Payment otherwise due to Seller pursuant to Section 2.7(c).  In the case of Third Party Claims brought but not resolved prior to the date that any portion of the Earn-Out Payment is due, Purchaser will have the right to set-off and withhold the total amount of any reserve or write-off recorded by Purchaser with respect to any Losses, subject to Section 8.6.  Any such set-offs by Purchaser shall represent a reduction of the Purchase Price to the extent ultimately determined to be Losses, subject to Section 8.6.  The parties agree that to the greatest extent possible, the payment of any indemnity in accordance with this Section 8.4 shall be treated as an adjustment to the Purchase Price paid by Purchaser under this Agreement for Tax purposes.

8.5                               Dispute Resolution.

(a)                                  Prior to taking any formal legal action against each other, the parties shall first in good faith consult among appropriate officers of Purchaser and Seller, which consultation shall begin promptly after one party has delivered to the other a written request for consultation.  At any time thereafter, either party may request in writing that the dispute be referred to appropriate senior executives of Purchaser and Seller.  Within 10 Business Days after such request, the senior executives (and not their designees) shall meet as frequently as necessary, but in no event less than once a week, and attempt in good faith to resolve the dispute.  If such senior executives cannot resolve the dispute, the Chief Executive Officers (and not their designees) shall meet and attempt in good faith to resolve the dispute.  If the dispute, claim or controversy cannot be settled or resolved amicably between the parties, then either party may pursue any remedies available to it, whether at law or equity.

(b)                                 Notwithstanding anything to the contrary in this Section 8.6, in the event of alleged violation or breach of this Agreement by a party (including, without limitation, unauthorized disclosure of Confidential Information), the other party may seek temporary injunctive relief from any court of competent jurisdiction.  In no event shall any such temporary injunctive relief continue for more than 30 days.

(c)                                  If any part of this Section 8.5 is held to be unenforceable, it shall be severed and shall not affect any other part of this Section 8.5.

8.6                               Limitations on Indemnification Obligations.

(a)                                  Seller shall not be obligated to indemnify Purchaser for any Losses incurred by Purchaser or other Indemnified Parties of the Purchaser under Section 8.2 until the Losses for which Purchaser is entitled to indemnification under this Agreement exceed $75,000 in the aggregate, in which case, upon exceeding such threshold amount, Purchaser shall be entitled to recover all such Losses (including such initial threshold amount).

(b)                                 Except as provided in Section 8.6(d), notwithstanding anything contained in this Agreement to the contrary, in no event shall (i) Seller’s liability for Losses (other than Losses relating to the breach of covenants to be performed by Seller prior to the Closing) exceed, in the aggregate, $2,500,000, or (ii) Purchaser’s liability for Losses (specifically excluding Losses related to Purchaser’s failure to pay any portion of the Purchase Price payable in accordance with this Agreement) exceed, in the aggregate, the lesser of (x) (A) any unpaid portion of the Earn-out Payment or (B) the total amount of the Assumed Liabilities, whichever is greater, and (y) $2,500,000.

(c)                                  The amount of any Losses for which indemnification is provided under this Agreement shall be net of any amounts actually recovered by the Indemnified Parties from third parties (including amounts recovered under insurance policies) with respect to such Losses.

(d)                                 The limitations set forth in this Section 8.6 shall not apply to a party’s indemnification obligations under this Agreement arising out of, relating to or resulting from fraud or intentional misrepresentation by such party.

8.7                               Sole and Exclusive Remedy.  Following the Closing Date, except in the case of fraud or intentional misrepresentation, the indemnification provided in this Article 8 shall be the sole and exclusive remedy after the Closing Date for damages available to the parties to this Agreement for breach of any of the terms, conditions, representations, warranties or covenants contained in this Agreement, or any right, claim or action arising from the transactions contemplated by this Agreement; provided, however, that the parties may seek an injunction or injunctions to prevent a breach of, or specific performance to enforce specifically the provisions of, any covenant contained in this Agreement in any court of competent jurisdiction.

9.                                      Termination.

9.1                               Right to Terminate.  This Agreement may be terminated at any time prior to the Closing Date by written notice or agreement as follows:

(a)                                  by mutual agreement of Seller and Purchaser;

(b)                                 by either Purchaser or Seller if (i) there shall be a nonappealable order of a federal or state court in effect preventing consummation of the transactions contemplated by this Agreement or (ii) there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the transactions contemplated by this Agreement by any Governmental Body that would make consummation of such transactions illegal or improper;

(c)                                  by Purchaser if Seller shall have breached any of its representations or warranties, or failed to perform or otherwise breached any of its covenants or other agreements, contained in this Agreement which breach or failure to perform would cause the conditions set forth in Section 7.1(a) or 7.1(b) to not be satisfied and is not cured or performed within 15 days after Seller’s receipt of Purchaser’s written notice of such breach or failure;

(d)                                 by Seller if Purchaser shall have breached any of its representations or warranties, or failed to perform or otherwise breached any of its covenants or other agreements, contained in this Agreement which breach or failure to perform would cause the conditions set forth in Section 7.2(a) or 7.2(b) to not be satisfied and is not cured or performed within 15 days after Purchaser’s receipt of Seller’s written notice of such breach or failure; or

(e)                                  by either Purchaser or Seller if the Closing has not occurred on or prior to August 1, 2009; provided that a party to this Agreement may not terminate this Agreement pursuant to this Section 9.1(e) if the failure to close results primarily from such party’s breach of any representation, warranty or covenant of such party contained in this Agreement.

9.2                               Effects of Termination.  If any party terminates this Agreement pursuant to Section 9.1, all obligations of the parties under this Agreement will terminate; provided that the provisions of Article 10 will survive termination and remain in full force and effect in accordance with their terms.  In the event of any such terminations, the parties to this Agreement will remain liable for any material breach of this Agreement occurring prior to the effective date of such termination.

10.                               Miscellaneous Provisions.

10.1                        Notices.  All notices and other communications under this Agreement shall be in writing and shall be deemed to have been duly given upon receipt if (i) mailed by certified or registered mail, return receipt requested, (ii) sent by Federal Express or other express carrier, fee prepaid, (iii) sent via facsimile or electronic mail with receipt confirmed, or (iv) delivered personally, addressed as follows or to such other address or addresses of which the respective party shall have notified the other.

(a)	If to Seller, to: Prism Circuits, Inc. 2560 Mission College Blvd., Suite 102 Santa Clara, CA 95054 Attn: Samir Mitra

With a copy to:

Doty Barlow Britt & Thomas LLP
260 Sheridan Avenue, Suite 200
Palo Alto, CA 94306
Fax: (650) 327-0101
Attn: Stanley E. Doty, Esq.
Email: stan@dotylaw.com

(b)	If to Purchaser:

MoSys, Inc.
755 N. Mathilda Avenue
Sunnyvale, CA 94085
	Fax:	408-731-1892
	Attn:	Chief Financial Officer
	Email:	jsullivan@mosys.com

With a copy to:

Bingham McCutchen LLP
1900 University Avenue
East Palo Alto, California 94303-2223
	Fax:	650.849.4800
	Attn:	Alan B. Kalin
	Email:	alan.kalin@bingham.com

10.2                        Expenses.  Except as otherwise provided in this Agreement, each party to this Agreement will bear all the fees, costs and expenses that are incurred by it in connection with the transactions contemplated by this Agreement, whether or not such transactions are consummated.

10.3                        Entire Agreement; Amendment; Waiver.  The agreement of the parties, which is comprised of this Agreement, the Schedules and Exhibits to this Agreement and the documents referred to in this Agreement, sets forth the entire agreement and understanding between the parties and supersedes any prior oral or written agreements or Contract relating to the subject matter of this Agreement (including, without limitation, that certain letter of intent, dated March 27, 2009, from Purchaser to Seller).  This Agreement may be amended or modified only by a written instrument signed by the parties.  The party benefited by any condition or obligation may waive the same, but such waiver shall not be enforceable by the other party unless made by written instrument signed by the waiving party.

10.4                        Assignment; Binding Effect; Severability.  This Agreement may not be assigned by either party to this Agreement without the other party’s written consent.  This Agreement shall be binding upon and inure to the benefit of and be enforceable by the permitted successors, legal representatives and permitted assigns of each party to this Agreement.  The provisions of this Agreement are severable, and in the event that any one or more provisions are deemed illegal or unenforceable the remaining provisions shall remain in full force and effect unless the deletion of such provision shall cause this Agreement to become materially adverse to either party, in which event the parties shall use best efforts to arrive at an accommodation that best preserves for the parties the benefits and obligations of the offending provision.

10.5                        Governing Law; Forum.  This Agreement shall be governed by and construed and enforced in accordance with the applicable laws of the state of California without regard to any principles governing conflicts of laws.  All actions and proceedings arising out of or relating to this Agreement will be heard and determined in a state or a federal court located in Santa Clara County California, and the parties to this Agreement hereby irrevocably submit to the exclusive jurisdiction of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The parties hereby consent to service of process by mail (in accordance with Section 10.1) or any other manner permitted by law.

10.6                        Public Announcement.  Neither Seller or any of its Subsidiaries nor Purchaser shall, without the approval of the other party, make any press release or other public announcement concerning any terms of the transactions contemplated by this Agreement or any Other Transaction Document, except as and to the extent that any such party shall be so obligated by law, in which case the other party shall be advised and the parties shall use their reasonable best efforts to cause a mutually agreeable release or announcement to be issued; provided, however, that the foregoing shall not preclude communications or disclosures necessary to (a) implement the provisions of this Agreement or (b) comply with accounting and SEC disclosure obligations, if any.

10.7                        No Third-Party Beneficiaries.  Except as expressly provided by this Agreement, nothing in this Agreement, express or implied, is intended to or shall (a) confer on any Person other than the parties to this Agreement and their respective permitted successors or assigns any rights (including, without limitation, third party beneficiary rights), remedies, obligations or liabilities under or by reason of this Agreement or (b) constitute the parties to this Agreement as partners or as participants in a joint venture.  Except as expressly provided by this Agreement, this Agreement shall not provide Third Parties with any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to the terms of this Agreement.

10.8                        Execution in Counterparts.  This Agreement may be executed in counterparts, and any executed counterpart signature page delivered by facsimile machine or telecopy machine shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto.  Any party who delivers such a signature page agrees to later deliver an original counterpart to any party who requests it.

[Signature page follows]

IN WITNESS WHEREOF, each of Purchaser and Seller has caused this Agreement for the Purchaser and Sale of Assets to be duly executed on its behalf by its duly authorized officer as of the date first written above.

PRISM CIRCUITS, INC.		MOSYS, INC.

By:	/s/ Sundari Mitra	By:	/s/ Len Perham
Name:	Sundari Mitra	Name:	Len Perham
Title:	President and Chief Executive Officer	Title:	President and Chief Executive Officer